

Talecris
BIOTHERAPEUTICS

DEDICATION

INSPIRATION

INNOVATION






Talecris
BIOTHERAPEUTICS





OUR STORY: **BIO**VISIONARY

Talecris Biotherapeutics is a global biotherapeutic and biotechnology company. Our patients **inspire** us to discover, develop and produce critical-care therapies to treat life-threatening conditions in a variety of therapeutic areas, including immunology, neurology, pulmonology and hemostasis. Each Talecris therapy is derived from human plasma, a rich source of proteins and antibodies that support healthy physical and neurologic function. The **dedicated** employees of Talecris extract these vital components from plasma and transform them into **innovative** protein therapies for the treatment of rare, genetic conditions, traumatic injuries and serious infections. Throughout these pages, the blue gene sequence artwork represents the biologic basis of our therapies.

BIOVISIONARY reflects the inspiration, dedication and innovation that drive our company to excel in scientific exploration, plasma collection, and the production of safe, high-quality protein therapies.

OUR MISSION

To provide innovative biotherapeutics that enhance life and create value for our patients, employees, communities and investors.

OUR VISION

To be the recognized global leader in developing and providing vital protein therapies.

CONTENTS

Dear Shareholders, The defining event for Talecris in 2009 was our successful transition to a publicly traded company. This historic milestone is the culmination of a carefully executed plan of growth that began with Talecris' inception in 2005. Building upon a 60-year legacy in the plasma protein industry, Talecris quickly assumed a prominent position in the global market by reshaping the company's core operating principles and the framework that supports them.

Inspired by our patients, we established an aggressive growth strategy to develop innovative therapies, to expand our current indications, to enhance our manufacturing capabilities, and to vertically integrate our business by creating a company-owned network of plasma collection centers.

Talecris attained these goals through the efforts of its dedicated team of industry experts, who share a common vision and the focus and discipline to execute. Strong leadership and our employees' ongoing commitment to operational excellence will sustain our current momentum. Our performance during 2009 is a testament to the company's enduring strengths, but we believe our greatest days lie ahead as we strive to fulfill the unmet medical needs of patients worldwide and enhance our capacity to serve them.

FINANCIAL PERFORMANCE

In 2009, we achieved record revenue of $1.53 billion, an 11.6 percent increase compared with 2008. This increase was led primarily by Gamunex® with sales of $826.4 million, an improvement of nearly $150 million, or 21.9 percent, compared to the prior year. The Gamunex 2009 sales increase was largely due to us satisfying pent-up demand from previous periods of short supply. We expect volume growth to parallel industry norms of 6 to 8 percent annually over the longer term.

In 2009, we achieved record revenue of $1.53 billion, an 11.6 percent increase compared with 2008.

Our gross margin has risen from 35.3 percent in 2007 to 41.2 percent in 2009. This improvement is the result of three factors: higher revenues due to resolving our plasma supply constraints, operating leverage in manufacturing driven by higher volumes, and lower costs due to the maturation of our plasma collection platform.

Net income for 2009 was $153.9 million, including a $48.8 million after-tax income from the CSL merger termination fee and a $26.3 million after-tax charge related to the company's debt refinancing transactions, compared to 2008 net income of $65.8 million. Diluted earnings per share were $1.50 in 2009 compared to $0.71 in 2008.

Talecris now has a long-term capital structure that provides financial flexibility.

Our $1.1 billion initial public offering in October was the largest life-sciences IPO of the year. We received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock, which we used to pay down debt. With an enhanced credit rating, we quickly followed the IPO with an offering of senior unsecured notes that raised $600 million, allowing us to repay the balance of our term loans. Talecris now has a long-term capital structure that provides financial flexibility.

OPERATIONAL HIGHLIGHTS

A commitment to excellence unites all aspects of our company in a coordinated effort to increase efficiency, devise novel solutions and streamline processes. In 2009, we made significant gains in each of these key areas.

Our wholly owned subsidiary, Talecris Plasma Resources (TPR), expanded its network of plasma collection centers to 69 centers in three years. Six centers received FDA licenses in 2009, bringing the total number of FDA-licensed centers to 64. With the remaining five centers anticipating licensure in 2010, the TPR network has evolved into a fully integrated platform that provides a reliable, high-quality source of our vital raw material. As the TPR platform matures, we expect to achieve economies of scale that will further improve our gross margin.

In early 2009, we launched Gamunex as a treatment for chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S., the first neurological indication in the U.S. for immune globulin intravenous (IGIV). We also received approval to promote the CIDP indication in Canada and in 17 European Union countries, with launches in Canada, Germany and Greece.

In October, we obtained FDA approval for our next-generation alpha$_1$-proteinase inhibitor (A1PI) product, Prolastin®-C, to treat alpha$_1$-antitrypsin (AAT) deficiency-related emphysema. Now available to U.S. patients, Prolastin-C is a more concentrated formulation of Prolastin that delivers the same level of active protein with significantly shorter infusion times when given at the recommended rate of infusion. In February 2010, Health Canada also approved Prolastin-C for distribution in Canada.

A commitment to excellence unites all aspects of our company.

On the research front, Talecris scientists are engaged in the development of recombinant proteins, including recombinants developed through the use of novel expression systems. Our scientists are also focused on discovering and extracting novel proteins from the plasma we already collect. One such protein is Plasmin, a thrombolytic with the potential to improve the current standard of care for the treatment of acute peripheral arterial occlusion (aPAO). We are in the seventh and last dosing cohort in Phase I and have begun to design the Phase II trial. Our goal is to begin this trial in 2010.

LOOKING FORWARD

Leading us into the future is an experienced management team with demonstrated success in developing, manufacturing and commercializing protein therapies. In 2010 and beyond, the team will continue to exert its sound leadership and entrepreneurial vision to execute our four-pronged strategy: achieve cost efficiencies in our plasma collection platform; improve operating leverage through increased recovery of plasma proteins; enhance growth through new plasma-derived and recombinant proteins; and broaden our geographic reach. Inspiration, dedication and innovation are the company's founding principles and the foundation for our future success.



Lawrence D. Stern
Chairman and Chief Executive Officer

Strategic Priorities

Four strategic goals will set the stage for our future, allowing Talecris to broaden its platform, expand margins and continue the company's evolution as a global leader in protein therapeutics.

1 ACHIEVE COST EFFICIENCIES IN OUR PLASMA COLLECTION PLATFORM

- >> Reduce cost per liter of plasma through maturation of plasma centers, meeting or exceeding industry benchmarks within several years
- >> Achieve greater than 90 percent of our plasma needs from our internal platform
- >> Sustain compliance and quality to enhance our reputation as an industry leader

2 IMPROVE OPERATING LEVERAGE THROUGH INCREASED RECOVERY OF PLASMA PROTEINS

- >> Increase fractionation capacity to meet the long-term demand for our products
- >> Expand purification capacity for albumin, Koate®-DVI, and Thrombate III® to increase units of therapeutic proteins obtained from each liter of plasma processed

3 ENHANCE GROWTH THROUGH NEW PLASMA-DERIVED AND RECOMBINANT PROTEINS

- >> Drive life-cycle management with existing therapies, including routes of administration and attainment of new clinical indications
- >> Commercialize plasma-derived Plasmin for treatment of acute peripheral arterial occlusion
- >> Develop recombinant Plasmin for treatment of ischemic stroke
- >> Advance research into additional recombinant and cell-based technologies and further the development of our pipeline of products, including recombinants for alpha-1 and Factor VIII

4 BROADEN GEOGRAPHIC REACH

- >> Expand the global reach of Talecris products by enlarging our global sales force and increasing our presence in underdeveloped markets
- >> Increase international sales to achieve a better balance between North American and international sales

Financial Highlights


1,600
1,500
1,400
1,300
1,200
1,100
1,000
($M)
1,219
1,374
1,533
2007
2008
2009

Revenue


60%
45%
30%
15%
0%
35%
36%
41%
2007
2008
2009

Gross Margin Performance


100
80
60
40
20
0
($M)
61
66
71
2007
2008
2009

Research & Development Spending


400
350
300
250
200
150
100
50
0
($M)
127
33
234
2007
2008
2009

Operating Cash Flow


200
150
100
50
0
($M)
124
66
154
2007
2008
2009

Net Income


2.00
1.50
1.00
0.50
($/share)
1.36
0.71
1.50
2007
2008
2009

Diluted Earnings Per Share

Gamunex®

Gamunex is generally used to treat patients whose conditions are under-diagnosed and under-treated. Many patients who now receive Gamunex do so only after years of misdiagnosis and ineffective treatment. Talecris has extensively studied Gamunex in clinical trials to expand its indications across a number of rare diseases.

Gamunex first entered the market in 2003 after clinical trials established its efficacy in treating idiopathic thrombocytopenic purpura (ITP) and primary immune deficiency (PI), a group of disorders in which the immune system is incomplete or does not function properly. PI currently accounts for approximately 26 percent of IGIV usage.

In 2008, Gamunex obtained the first FDA approval for the treatment of a rare neurologic condition, chronic inflammatory demyelinating polyneuropathy (CIDP), which is estimated to account for 29 percent of IGIV usage. Its approval followed the largest pivotal clinical trial ever conducted in CIDP patients. Published in *Lancet Neurology*, Talecris' landmark study demonstrated the short-term and long-term efficacy of Gamunex as a therapy for CIDP. Data also supports Gamunex's role in preventing relapse and improving key measures of function.



Immune Globulin Intravenous (Human), 10%
gamunex™
Caprylate/Chromatography Purified
Solution for Infusion
NDC 13533-645-24
Talecris
Immune Globulin Intravenous (Human), 10%
gamunex™
Solution for Infusion
Talecris

Gamunex (Immune Globulin Intravenous [Human], 10% Caprylate/Chromatography Purified)

Today, Gamunex is the first and only product with an FDA indication to treat CIDP. The CIDP indication is estimated to double the licensed market access for Gamunex in the U.S. An orphan drug designation received from the FDA provides Talecris marketing exclusivity for the treatment of CIDP with IGIV until 2015.

Prime markets for Gamunex have yet to be tapped, allowing opportunity for growth and expansion. The opportunities for Gamunex are broad, and Talecris is prepared to seize them.

Talecris is also developing a subcutaneous form of Gamunex to provide patients with two routes of administration—either intravenous or subcutaneous—in a single formulation. Talecris has submitted to the FDA a supplemental Biologics License Application (sBLA) to obtain labeling for the subcutaneous route of administration of Gamunex.

While much has been achieved, more remains to be accomplished. Prime markets for Gamunex have yet to be tapped, allowing opportunity for growth and expansion. The opportunities for Gamunex are broad, and Talecris is prepared to seize them.

"For me, having a compromised immune system doesn't represent an excuse or an obstacle. From building businesses to building relationships, I never stop — not even for my monthly infusion. It's just another part of my life."

Mark Leventhal
Pepper Pike, Ohio

Mark Leventhal




"My chronic lung condition doesn't mean I can't enjoy simple pleasures — like spending a Sunday afternoon with my wife, Eileen. And with the support services of Prolastin Direct, I can rest assured knowing that my therapy will be on time, every time."
Stu Liberty
Stamford, Connecticut

Prolastin®

Patient loyalty and strong brand recognition are Prolastin's enduring traits, acquired over 23 years as the leading therapy to treat $alpha_1$-antitrypsin (AAT) deficiency, a form of genetic emphysema.

In the U.S., Prolastin Direct® has allowed Prolastin to maintain its industry-leading position by delivering a level of pharmacy service considered best-in-class. Through Prolastin Direct, patients receive home infusions, medical management of their disease, and insurance expertise for their claims.

As a result, Prolastin holds a patient loyalty rate of 96 percent and an industry-leading compliance rate of 94 percent. Sales are likewise strong, as Prolastin maintains a 76 percent share of the global alpha-1 market. It is the leading $alpha_1$-proteinase inhibitor (A1PI) therapy in the U.S. and the European Union, and the only licensed A1PI product in Canada.

Prolastin holds a patient loyalty rate of 96 percent and an industry-leading compliance rate of 94 percent.

Talecris, in turn, continues to advance Prolastin on behalf of its patients through manufacturing innovations and product improvements. The FDA and Health Canada both recently approved Prolastin®-C, a more concentrated formulation that provides a shorter infusion time due to its higher purity and concentration when given at the recommended rate of infusion. Advanced chromatography and nanofiltration are the technological innovations that distinguish Prolastin-C from its predecessor. Prolastin-C was launched in the U.S. in early 2010 and will be launched in Canada this year.

On the research front, Talecris scientists are currently developing an aerosol formulation to provide patients with an alternative to intravenous delivery. In February 2010, Talecris was granted orphan drug designation by the FDA for the development of an aerosol formulation of A1PI to treat AAT deficiency. Talecris received a similar orphan drug designation for aerosol A1PI from the European Commission in June 2008.

Prolastin's most significant opportunity for growth lies in patient identification. Epidemiologic surveys indicate that less than 10 percent of patients with AAT deficiency have been properly diagnosed and less than 5 percent of those with AAT deficiency are treated with augmentation therapy.

Talecris has implemented multiple initiatives to address these unmet medical needs. Free test kits are available to help healthcare providers diagnose patients with AAT deficiency. Talecris has increased its sales force to educate more healthcare providers on symptoms and diagnosis. In Europe, Talecris is also working to secure reimbursement for Prolastin in additional countries and thus gain access for patients who have been unable to obtain the product.


Alpha1-Proteinase Inhibitor (Human)
PROLASTIN
Heat-Treated
Lyophilized Powder
Dosage and Administration: Read enclosed package insert.
Store at temperatures not to exceed 25°C (77°F).
Do not freeze.
Talecris

^^
Prolastin ($Alpha_1$-Proteinase Inhibitor [Human])

Talecris Plasma Resources

Talecris Plasma Resources (TPR) collects the protein-rich plasma that serves as the source material for Talecris' premium protein therapies. A vital link in the plasma supply chain, TPR was created to ensure a safe, reliable and high-quality supply of plasma to meet our growing production needs.

Since its creation in 2006, TPR has rapidly developed into a fully integrated network of 69 plasma collection centers nationwide. In 2009, TPR supplied Talecris with 62 percent of its plasma needs. The TPR platform will ultimately provide Talecris with greater than 90 percent of its plasma needs.

In 2009, TPR supplied Talecris with 62 percent of its plasma needs. The TPR platform will ultimately provide Talecris with greater than 90 percent of its plasma needs.

More than 2,400 TPR employees are dedicated to ensuring donor safety as well as the quality, purity and consistency of the plasma they collect. Rigorous quality and compliance procedures are uniformly practiced across the platform. Sixty-four centers have now been FDA licensed, with five centers in the licensing process.

This rapid expansion has required a sustained focus on people, process and technology. TPR has heavily invested in all three areas. A stimulating workplace and the Career Ladder program promote personal development and career growth. New standard operating procedures reinforce the highest quality and compliance standards. In addition, donor-management software enables each center to carefully document donor activity and plasma units as they progress through collection, validation and advanced viral testing.

The positive momentum at TPR is driven by universally-adopted principles that foster a culture of excellence, integrity, safety and compliance across the plasma collection center network. The goal is to ensure that every center provides a sustainable source of high-quality plasma today and well into the future.




Talecris
BIOTHERAPEUTICS

Research & Development

The strength of our science derives from our ability to capture the promise of proteins that reside in human plasma by the thousands and to match these proteins with therapeutic solutions that impact the lives and health of patients worldwide.

The potential for product development is limited only by the time, resources and effort required to discover, develop and obtain regulatory approval for new therapies. Our goal is to discover and develop untapped proteins to address the needs of patients with a range of medical conditions.

Talecris scientists are pursuing this goal with the development of Plasmin, a naturally occurring "clot-busting" thrombolytic protein. Plasmin has been granted orphan drug designation by the FDA for the development of a treatment for acute peripheral arterial occlusion (aPAO), paving the way for Talecris to press on with its early-stage human testing. We are encouraged by the progress of our Phase I aPAO clinical trial. A proof-of-concept trial to treat ischemic stroke has also been approved in six countries, with the first patient enrolled.



Our goal is to discover and develop untapped proteins to address the needs of patients with a range of medical conditions.

Of equal promise are recombinant proteins. Talecris scientists and engineers have made significant progress using a novel expression system to produce recombinant versions of the A1PI and FVIII proteins. We believe these recombinant proteins have the potential to behave more like natural human proteins than those produced from other methods. We are also developing a recombinant version of Plasmin, which will be evaluated for the treatment of ischemic stroke.

Every incremental advance in the laboratory is aimed at one core Talecris mission: fulfilling the unmet medical needs of patients around the world. Talecris has an outstanding team of scientists and engineers dedicated to developing new products, expanding the use of existing products, and enhancing pathogen safety and manufacturing efficiencies through advances in science and technology.

Manufacturing

In the niche of plasma protein biotherapeutics, manufacturing plays a critical role in the complex sequence of steps required to extract and purify fragile proteins from human plasma.

Beginning in 2010, Talecris will invest significant additional resources and capital to upgrade and expand its manufacturing capabilities in Clayton, North Carolina. The goal is to increase production capacity and sell more of the proteins within each liter of plasma, the source material for all of Talecris' current products.

Already, the Clayton facility is one of the world's largest integrated plasma protein manufacturing sites. Together with our Melville, New York, facility, Talecris is capable of fractionating 4.2 million liters of plasma each year. Over the next five years, Talecris plans to invest $750 million to $800 million, primarily to upgrade manufacturing in Clayton. The most prominent investment will be a state-of-the-art fractionation facility, which will give Talecris the capability of processing 6 million liters of plasma per year—a 43 percent increase over today's capacity. Talecris plans to break ground this year, with commercial startup projected for 2015.

Over the next five years, Talecris plans to invest $750 million to $800 million, primarily to upgrade manufacturing in Clayton.

Every aspect of the new facility's design and technological upgrades will be engineered to maximize efficiency and achieve high standards of safety and quality. Investments in downstream purification capacity should enable Talecris to achieve a more balanced proportion of proteins from each liter of plasma, thereby increasing revenue per liter.

Transformation is under way on virtually every front, as Clayton prepares its site for the new decade. We have completed the new Prolastin-C facility, which is now in full-scale operation. Technicians are completing validation activities necessary to license the recently completed Thrombate facility. Modernization is site-wide, with compliance enhancements, infrastructure upgrades and capacity expansions, all utilizing state-of-the-art technologies. The impetus behind the investments is clear: to ensure that patients worldwide have an uninterrupted supply of high-quality protein therapies.





Global expansion is a strategic priority for Talecris in 2010 and beyond. While approximately 80 percent of Talecris' sales are in North America, 60 percent of the plasma market resides outside the continent, presenting a major opportunity for international growth.



17
Gamunex received approval for its CIDP indication in 17 European countries, thereby facilitating its continued growth in Europe over the next several years.
80%
80 percent of Talecris' sales are in North America.

International Growth

Talecris is actively seeking to expand in Europe, the Middle East, Latin America and the Far East, where the demand for plasma-derived therapies continues to rise. In pursuit of these markets, Talecris has launched a multi-pronged effort to overcome the regulatory, reimbursement and distribution challenges that are unique to each country.

Progress was apparent on numerous fronts in 2009. Increased Gamunex supply allowed for increased allocation of Gamunex outside North America. Additionally, Gamunex received approval for its CIDP indication in 17 European countries, thereby facilitating its continued growth in Europe over the next several years. Talecris launched Gamunex for CIDP in Germany, Greece and Canada.

In our Intercontinental Region, comprising the Middle East, Eastern Europe, Latin America and the Far East, Talecris launched its Gamunex business in 18 countries.

In Canada, Talecris continues to maintain its industry-leading position as the primary supplier of Gamunex and albumin to Canadian Blood Services and Héma-Québec through multi-year contracts.

Talecris is ardently working to raise awareness of its products by expanding its international outreach initiatives.

Prolastin has advanced its global penetration as well, with 90 percent of European Union sales. Licensed in 15 European countries, Prolastin is currently established in six countries. To improve patient access to Prolastin, Talecris is working with governments, patient groups and physicians to gain reimbursement approvals in additional countries.

Talecris is ardently working to raise awareness of its products by expanding its international outreach initiatives. To support these efforts, Talecris continues to invest considerable resources to strengthen its global infrastructure and pave the way for continued international growth.


60%

60 percent of the plasma market resides outside the North American continent, presenting a major opportunity for international growth.

Patient Outreach

Every day at Talecris, patients inspire our mission to advance the discovery and development of innovative protein therapies that extend and enhance lives.

While our therapies treat thousands of people, countless others continue to suffer from rare and often life-threatening conditions that are frequently undiagnosed or misdiagnosed. Our responsibility extends beyond the development of safe and effective treatments. Education, awareness, philanthropy and patient advocacy are critical to combating patient suffering and loss of life caused by diseases such as genetic emphysema, primary immune deficiency, chronic inflammatory demyelinating polyneuropathy (CIDP) and hemophilia A.

Our responsibility extends beyond the development of safe and effective treatments.

Patients who empower themselves with knowledge can better advocate for themselves as they navigate the complexities of managing their diseases.

To that end, the company sponsors a Patient Day each year during which patients can tour our manufacturing facilities and see first hand how our products are made.

On the philanthropic front, the company established the Talecris Biotherapeutics Center for Science and Education, which provides financial support in the form of unrestricted charitable donations to organizations that support medical research, indigent care, patient education, patient advocacy and other efforts that directly benefit the charitable mission of the groups.

Our enduring commitment to patient communities has not gone unrecognized. Last year, Talecris received the Art of Industry Partnership Award from the Genetic Alliance, and the National Organization for Rare Disorders recognized Talecris for the successful approval of Gamunex to treat CIDP.

By understanding the unique needs of patients with rare diseases, Talecris can more effectively fulfill those needs through innovative products, services and support programs.

"My mom couldn't keep me out of my doctor's office. I was sick all the time. I was diagnosed with an immune deficiency when I was 4. Today, I'm a dancer and competitive gymnast."

Kinsey Moore
Lakeland, Florida
(Kinsey's mother, Gail, is a paid Talecris consultant.)



FINANCIAL CONTENTS

Financial Report

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

>> possible U.S. legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

>> our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from our own plasma collection centers or from third-party vendors;

>> our ability to maintain compliance with government regulations and licenses, including those related to plasma collection, production, and marketing;

>> our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;

>> the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

>> unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

>> our and our suppliers' ability to adhere to cGMP;

>> our ability to manufacture at appropriate scale to meet the market's demand for our products;

>> legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;

>> our ability to resume or replace sales to countries affected by our Foreign Corrupt Practices Act investigation;

>> availability and cost of financing opportunities;

>> the impact of geographic and product mix on our sales and gross profit;

>> the impact of competitive products and pricing;

>> fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

>> interest rate fluctuations impacting our Revolving Credit Facility and foreign currency exchange rate fluctuations in the international markets in which we operate;

>> the impact of our substantial capital plan over the next five years; and

>> other factors identified elsewhere in this Annual Report.

No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a biopharmaceutical company that develops, produces, markets, and distributes protein-based therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, CIDP, alpha-1 antitrypsin deficiency, bleeding disorders, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We are one of the largest producers and marketers in our industry. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers, or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. We processed approximately 3.6 million liters of plasma in 2009, which represents a utilization rate of approximately 85% of our fractionation capacity. We anticipate that we will reach our fractionation capacity in the near term depending upon the demand for our products, the availability of source plasma and the impact of variability in yield among other factors. We plan to utilize available fractionation capacity in the near term, which will result in increased inventory levels in order to maintain pace with projected growth in product demand. Purification, filling, and finishing capacities are dependent on fraction mix. We operate in an industry that has experienced volume demand growth for plasma-derived therapies, both in the United States and worldwide, for more than twenty years, as well as industry consolidation. We believe worldwide unit volume demand for plasma-derived products, including IGIV, will grow over the long-term at a compound annual rate of approximately 6% to 8%.

We have devoted significant resources on the development of our plasma collection center platform, which has included organic growth, the acquisition of plasma collection centers from IBR, and third-party plasma center development agreements, primarily with IBR, under which we provided financing for the development of plasma collection centers that are dedicated to our plasma collection. As of December 31, 2009, our integrated plasma collection center platform consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. These centers collected approximately 62% of our plasma during the year ended December 31, 2009. Our plan is for our plasma collection center network, once it fully matures, to provide greater than 90% of our current plasma requirements. We will need to significantly increase the production in our internal plasma collection center platform over the next few years to offset the anticipated decrease in plasma supplied by third parties and planned increases in our fractionation. CSL Plasma, Inc, a subsidiary of CSL Limited (CSL) which is one of our major competitors, is currently our largest third party plasma supplier. Our minimum purchase commitments under that supply agreement decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. We have the ability to obtain additional annual volumes above the minimum purchase commitments under the terms of the agreement, which provides us additional flexibility as we increase internal production. The successful development and operation of our plasma collection center network depends on a number of factors, including our ability to obtain and maintain center licensure by the U.S. FDA and foreign regulatory authorities, which is required in order to release collected plasma into our manufacturing process.

We have historically experienced higher costs of production as a result of higher costs of raw materials, particularly plasma, due to limited third-party supply and the development and remediation of our internal plasma collection platform. The development of Talecris Plasma Resources, Inc. (TPR) has also resulted in excess period costs charged directly to cost of goods sold. These excess period costs reflect the under-absorption that results from lower plasma collections at newly opened centers as they scale operations and the larger TPR infrastructure necessary to support the development of our plasma collection platform. We have reduced and plan to continue to reduce both the collection cost per liter and the amount of excess period costs charged directly to cost of goods sold as TPR matures. Decreasing collection costs of our raw plasma and the planned reduction of excess period costs combined with leveraging our manufacturing facilities as a result of higher volumes have contributed and will continue, over the long term, to contribute to improving gross margin. Our cost of goods sold reflects $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to excess period costs associated with TPR.

Our U.S. sales force is comprised of three specialty teams focused on Immunology/Neurology for the promotion of Gamunex for use in PI, ITP and CIDP; Pulmonary for the promotion of Prolastin and Prolastin-C with an emphasis on patient identification; and Hematology/Specialty which promotes Koate, Thrombate III and our hyperimmune products. In addition to this direct sales force, we also have a managed markets sales team that manages relationships and contracting efforts with GPO's, distributors, home healthcare and specialty pharmacy providers and private commercial payors. In addition to our U.S. operations, we have sales and marketing operations located in Germany, Canada as well as a team dedicated to the development of other international markets. We believe that we are well positioned in the IGIV market given the features and benefits of Gamunex including that it is a sugar-free, 10% liquid that is produced with a patented caprylate process. As a result of eliminating our plasma supply constraints, the attributes of Gamunex and its approval for CIDP have resulted in significant increases in our share of sales. Our unique Prolastin direct to patient distribution model in the U.S. provides a high degree of patient loyalty and compliance. Internationally, Prolastin is the only A1PI product licensed in Canada and is the only A1PI product that has completed the European Mutual Recognition Process, which has resulted in licensure in 15 countries and we are currently established in six of these markets. These factors underpin our success in sustaining a 76% share of sales of the world wide A1PI market for 2007 according to MRB.

As a result of our past and ongoing investment in research and development (R&D), we believe that we are positioned to continue as a leader in the plasma-derived therapies industry. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. We focus our R&D efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and the development of new products.

The successful development of our plasma collection platform, as well as our plasma supply agreement with CSL, have provided increasing levels of plasma liters which has yielded additional volume of plasma-derived therapies as well as operational efficiencies. Although in the near term, we plan to continue to increase the volume of liters fractionated and the production of our plasma-derived therapies, particularly Gamunex IGIV, we will continue to encounter manufacturing capacity constraints for plasma-derived Factor VIII and albumin. Consequently, as we increase production of Gamunex IGIV, we expect to be less efficient in the utilization of each incremental liter fractionated, which will negatively impact gross margin. In response to our capacity constraints, we expect to increase our capital spending to a currently estimated $750 million to $800 million over the next five years on a cumulative basis. Additional information regarding the nature of our currently planned capital projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources."

2009 HIGHLIGHTS

Our 2009 financial and business highlights are included below.

Financial Highlights

>> Total net revenue increased 11.6% for the year ended December 31, 2009 to $1.533 billion as compared to $1.374 billion for the year ended December 31, 2008.

>> Gross margin improved 540 basis points to 41.2% for the year ended December 31, 2009 as compared to 35.8% for the year ended December 31, 2008.

>> Operating margin improved 320 basis points to 17.7% for the year ended December 31, 2009 as compared to 14.5% for the year ended December 31, 2008.

>> Net income, inclusive of the $48.8 million after-tax income from the CSL merger termination fee and the $26.3 million after-tax charges incurred as a result of our refinancing transactions, increased 133.9% for the year ended December 31, 2009 to $153.9 million as compared to $65.8 million for the year ended December 31, 2008.

>> Diluted earnings per share, inclusive of the CSL merger termination fee and the charges related to our refinancing transactions, were $1.50 for the year ended December 31, 2009 as compared to $0.71 for the year ended December 31, 2008.

>> Operating cash flows, inclusive of the CSL merger termination fee and the charges related to our refinancing transactions, were $234.2 million for the year ended December 31, 2009, reflecting an improvement of $201.1 million over 2008.

Our U.S. GAAP financial results for the year ended December 31, 2009 include the impact of the CSL merger termination fee and charges related to our refinancing transactions. These items impact our U.S. GAAP financial results for the year ended December 31, 2009 as follows:

	Pre-Tax Amount	Income Tax Expense (Benefit)	Net Income	Diluted Earnings Per Common Share
U.S. GAAP	$ 228,897	$ 75,008	$ 153,889	$ 1.50
Less specific items:				
Merger termination fee	(75,000)	26,250	(48,750)	(0.48)
Write off of deferred debt issuance costs	12,141	(4,711)	7,430	0.07
Loss on extinguishment of interest rate swap contracts	30,892	(11,986)	18,906	0.19
Excluding specific items	$ 196,930	$ 84,561	$ 131,475	$ 1.28

We believe that a meaningful analysis of our financial results for the year ended December 31, 2009 is enhanced by the use of non-GAAP net income and diluted earnings per share. The section titled "Non-GAAP Financial Measure" includes additional information regarding the use of non-GAAP financial measures and their limitations.

Initial Public Offering and Refinancing Highlights

>> On October 6, 2009, we completed our initial public offering (IPO) of 56,000,000 shares of our common stock at an offering price of $19.00 per share for an aggregate offering of $1.064 billion. We received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock. These proceeds were used to repay principal under our then existing First and Second Lien Term Loans. We did not receive any proceeds from the selling stockholders' sale of 27,052,632 shares of common stock in the offering.

>> On October 15, 2009, we amended certain provisions under our Revolving Credit Facility, including increasing our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Additionally, the amendment provided that the capital expenditure covenant is not applicable as long as our leverage ratio is less than or equal to 2.00 to 1.00. The amendment also provides that we will maintain minimum availability of $48.75 million.

>> In October 2009, our corporate family credit ratings were increased to BB (Stable Outlook) by Standard and Poor's and to Ba3 (Stable Outlook) by Moody's Investor Services.

>> On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016 at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. We used the net proceeds to us of $583.9 million to repay principal and interest amounts of $499.6 million under our First and Second Lien Term Loans, which were subsequently terminated, $55.6 million to repay principal under our Revolving Credit Facility, and $28.7 million to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. We also expensed the remaining balance of $12.1 million in deferred financing charges related to the First and Second Lien Term Loans. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

>> As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, LP, and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

Other Business Highlights

>> In June 2009, we and CSL agreed to terminate the definitive merger agreement entered into on August 12, 2008, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. CSL paid us a merger termination fee of $75.0 million (after tax amount of $48.8 million), which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

>> In June 2009, the Paul-Ehrlich Institute approved the inclusion of chronic inflammatory demyelinating polyneuropathy (CIDP) as a new indication for our Gamunex IGIV product. According to European Union regulations, this approval has been agreed upon by all of the Concerned Member States through a Mutual Recognition Procedure (MRP), resulting in approval of the CIDP indication in 17 European countries (16 through the MRP process and 1 (Switzerland) through a National License). We began CIDP marketing activities in two European countries in 2009 and we expect to launch marketing activities in an additional three European countries in 2010.

>> In June 2009, we were granted orphan drug designation by the U.S. Food and Drug Administration (FDA) for the development of Plasmin (Human) to treat acute peripheral arterial occlusion (aPAO). We are currently investigating Plasmin in a Phase I clinical trial designed to assess its ability to treat aPAO, a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. We are currently in our seventh and last dosing cohort in Phase I and have begun to design a Phase II trial. Our goal is to commence this trial during 2010. In October 2009, we received approval from the Paul Ehrlich Institute to proceed with a proof of concept trial for Plasmin to treat ischemic stroke in Germany, adding to our approval in Australia, Canada, France, Spain and the United Kingdom.

>> In October 2009, we received U.S. FDA approval for our next generation A1PI product, Prolastin-C. A post-approval clinical trial was required as a condition for approval. We also submitted a supplemental New Drug Submission (sNDS) to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. We are currently in the process of launching Prolastin-C A1PI in the U.S. and Canada. Prolastin-C A1PI is a new concentrated version of our Prolastin A1PI product, which has improved yields and higher concentration. As a result, the infusion time for patients will be significantly reduced.

The manufacturing process for Prolastin-C A1PI incorporates technological advances such as nanofiltration, a virus exclusion technology, and cation exchange chromatography, an additional purification step. The manufacturing technological advances contributed to a yield improvement of approximately 40%. Commercial production of Prolastin-C A1PI at our Clayton manufacturing facilities began in 2009 in support of the 2010 launch.

>> During the fourth quarter of 2009, we completed the acquisition of the remaining two plasma collection centers under our center development agreement with International BioResources, LLC. and affiliated entities (IBR), completing a significant milestone in our plasma platform development, which began in 2006.

>> In February 2010, we were granted orphan drug designation by the U.S. FDA for the development of an aerosol formulation of A1PI to treat congenital alpha 1-antitrypsin (AAT) deficiency. AAT deficiency is a chronic, hereditary condition that increases the risk of certain diseases, particularly emphysema. Currently, there are no approved, inhaled treatments available for the treatment of AAT. We received a similar orphan drug designation for the aerosolized form of A1PI from the European Commission in June of 2008.

BUSINESS STRATEGY

Our business strategy is summarized as follows:

Achieve Cost Efficiencies in Our Plasma Collection Platform

In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability, and profitability of our plasma supply. Our rapid vertical integration of our plasma supply was accomplished through the development of an extensive infrastructure to manage the multiple work streams necessary to accomplish the development of our current plasma collection platform. The infrastructure necessary to integrate the centers we acquired from IBR in November 2006 and to open new centers which formed our sixty-nine center system included third party consultants as well as additional management. Given that it generally takes three to four years to mature a plasma center, many of our centers are immature. We have eliminated the third party consultants used to develop the platform and reduced the management necessary to drive the platform development resulting in a significant reduction in cost. Additionally, as we increase the utilization of the platform, we achieve economies of scale that result in lower cost per liter. These factors will lead to improving cost per liter of plasma collected and the elimination of unabsorbed TPR infrastructure and start-up costs charged directly to cost of goods sold. Consequently, we expect that the improvement in our plasma collection costs will provide a near-term gross margin improvement opportunity.

Improve Operating Leverage through Increased Recovery of Plasma Proteins

We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing and new products from each liter of plasma. We currently have purification capacity constraints related to the production of albumin and Koate, our plasma-derived Factor VIII product. We also expect to be less efficient in the utilization of each incremental liter of plasma fractionated as we increase Gamunex production, which will result in gross margin erosion. Additionally, we anticipate that we will reach our fractionation capacity in the near future. Consequently, we have embarked on a capital expenditure plan which we currently estimate will be in the range of $750 million to $800 million through 2014. Key elements of this plan include a new fractionation facility currently estimated to range from $280 million to $300 million, based on conceptual engineering, to expand our fractionation capacity from 4.2 million liters to 6.0 million liters. This 43% capacity expansion will allow us to keep pace with expected demand growth for plasma-derived products and will provide a balance with our Gamunex purification capacity. We also plan to expand albumin and Koate purification capacities. We are targeting 2015 for commercial production from our new fractionation facility, with additional albumin and Koate purification capacities available in the next five to six years. This capacity expansion will allow us to improve the utilization of the proteins in each liter of plasma which should result in additional margin improvement opportunities once completed.

Enhance Growth through New Plasma-Derived and Recombinant Proteins

We continue to pursue growth through our internal development capabilities and in-licensing of new technologies and products. Increases in our research and development spending will be driven by our emphasis on new plasma-derived molecules as well as the development of our recombinant capabilities in addition to our life cycle management activities, particularly as they relate to A1PI. We believe that our plasma-derived and recombinant Plasmin therapies hold particular promise. Plasmin is a natural protein that dissolves blood clots for which we are pursuing two versions. We are developing a plasma-derived molecule, which is in a Phase I clinical trial for aPAO and a commercial process to produce a recombinant form to treat ischemic stroke. Additionally, we are developing recombinant versions of Factor VIII and A1PI through the use of human cell lines. If successful, the development of these therapies could significantly improve our revenue and profitability. In addition, our external business development will focus on proteins where we have synergies or core competencies in research, manufacturing and/or marketing.

Broaden Geographic Reach

During 2009, approximately 80% of our net revenue was generated in North America; whereas North America represented only approximately 40% of global plasma product sales in 2007, according to MRB. Although our business is concentrated in North America, we see significant opportunities to broaden our geographic reach in Europe as well as the rest of the world. In terms of A1PI, there are a number of European countries with registries of identified A1PI patients whose healthcare systems currently do not provide for reimbursement for the use of A1PI therapy. We hope to obtain reimbursement for these patients as we engage with the respective governmental healthcare organizations, patient advocacy groups and supporting physicians and scientists. We also believe that the approval for the CIDP indication in 17 European countries will facilitate Gamunex market expansion. Additionally, we believe that the demand for plasma-derived therapies, particularly IGIV, Factor VIII and albumin are increasing internationally with improving socio-economic conditions and medical education regarding the benefits of plasma-derived therapies. Until our facilities are expanded as described above, significant growth in our international distribution will be limited and our focus will be on developing channels and relationships.

PRINCIPAL PRODUCTS

The majority of our sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex IGIV (Gamunex or Gamunex IGIV) and Prolastin A1PI (Prolastin or Prolastin A1PI) and our recently approved next generation A1PI product, Prolastin-C. Sales of Gamunex and Prolastin together comprised 74.7%, 72.3%, and 75.8% of our net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. We have contracted commitments from our customers for a substantial portion of our U.S. IGIV volume over the next three years. We are also the primary supplier of Canadian IGIV under our contracts with the Canadian Blood Services (CBS) and Hema Quebec. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada for the periods presented. Information regarding our largest two products is included below. Additional information regarding our product portfolio is included in the "Business—Products" section of our Annual Report on Form 10 K. Additional information regarding recent regulatory activities with respect to our products and product candidates is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—2009 Highlights—Other Business Highlights."

Gamunex IGIV

In 2003, we became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IGIV through our Gamunex product. We use a patented caprylate purification process in the production of Gamunex, which results in higher yields of the fragile IgG proteins compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing the biologic integrity and purity. Gamunex is a ready-to-use, sugar-free 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. Gamunex IGIV is the only IGIV product approved for CIDP in the U.S., Canada, and 17 countries in the European Union. As such, Gamunex is the only IGIV approved for any indication in neurology in North America. Further, the U.S. FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. until September of 2015. We expect a number of competitors to launch 10% liquid IGIV products for other indications in the near term.

We believe it is our comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to us maintaining a leading position in sales of IGIV in the industry. We have contracted commitments from our customers for a substantial portion of our U.S. IGIV volume over the next three years. We are also the primary supplier of Canadian IGIV under our five year contracts with CBS and Hema Quebec, which became effective April 1, 2008. We anticipate annual volume declines in Canada due to CBS' objective to have multiple sources of supply. We expect to offset the volume decline with increased sales in Europe as well as in other international markets. We have also filed a supplemental Biologics License Application with the FDA for a subcutaneous version of Gamunex which we expect to receive approval in 2010.

Prolastin A1PI

Our Prolastin A1PI was the first A1PI product licensed and, consequently, has benefited from a first-mover advantage in the industry. Prolastin A1PI was the only A1PI licensed product until 2003, when two competitors launched competing products in the U.S. Our Prolastin A1PI product continues to maintain the leading share of sales in North America and Europe as a result of its first-mover advantage, as well as strong relationships with the primary patient advocacy groups and our unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts, and patient-centered health management. Our Prolastin Direct program with its emphasis on patient-centered health management has resulted in very high patient loyalty and patient compliance rates. New A1PI patient identification, as well as reimbursement approval in Europe, are important elements in growing our Prolastin A1PI franchise. As discussed above, we expect to launch our next generation A1PI product, Prolastin-C in the U.S. and Canada in the first half of 2010.

We received FDA approval for our next generation A1PI product, Prolastin-C in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe.

CUSTOMER CONCENTRATIONS

For the year ended December 31, 2009, our top three customers accounted for approximately 36% of our net revenue. Similarly, our accounts receivable have also been concentrated with a small number of customers. In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. Additional information regarding customer concentrations is included in the section titled "Risk Factors—Risks Related to Our Business—A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us" of our Annual Report on Form 10 K.

RESEARCH AND DEVELOPMENT

Our R&D expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D activities are expensed as incurred. As of December 31, 2009, we had approximately 300 scientists and support staff engaged in research and development activities.

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. We focus our R&D efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and the development of new products. We expect overall R&D spending to increase in subsequent periods due to life cycle management, new product projects, and licensure of technology or products.

The following table summarizes our significant R&D projects and expenses for the periods presented:

	Years Ended December 31,		
	2009	2008	2007
Life Cycle Management			
Gamunex IGIV CIDP	$ 200	$ 600	$ 1,100
Prolastin-C A1PI	$ 2,200	$ 3,900	$ 6,500
Prolastin Alpha-1 Aerosol	$ 8,900	$ 6,100	$ 5,700
Gamunex subcutaneous administration	$ 1,400	$ 3,300	$ 5,700
New Product Candidates			
Plasmin and recombinant Plasmin	$ 25,500	$ 18,500	$ 13,200
Other recombinant product candidates	$ 4,700	$ 4,000	$ —

Additional information regarding the status of our life cycle management activities and new product candidates is included in the "Business—Research and Development" section of our Annual Report on Form 10 K.

The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position, and liquidity if a project is not completed timely are not expected to be material in the near term. We may reallocate our spending between product life cycle management and new product development as opportunities are assessed. We are unable to estimate the nature, timing, or costs to complete, if ever, of our projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties are described below as well as in the "Risk Factors" section of our Annual Report on Form 10 K.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive preclinical testing to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Similar trials are required prior to marketing existing products for new indicated uses. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. A failure of one or more of our clinical trials can occur in any stage of testing. We may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialization of our product candidates or cause higher than expected expenses, many of which are beyond our control. There are many factors that could delay or prevent regulatory approval or commercialization of our product candidates. We have included these risk factors elsewhere in the section titled "Risk Factors—Risks Related to Our Business—We may not be able to commercialize products in development" of our Annual Report on Form 10 K.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any pre-clinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Even if clinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling to commercial production. Additionally, if produced, the product may not achieve the level of acceptance by physicians, patients, healthcare payors, and others in the medical community to be profitable. The degree of acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control. Additionally, even once approved, we may need to conduct post-marketing clinical trials, the failure of which may result in loss of acceptance.

BASIS OF PRESENTATION

Our consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The effects of business acquisitions have been included in our consolidated financial statements from their respective date of acquisition.

The comparability of our financial results is impacted by significant events and transactions during the periods presented as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our consolidated financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of our critical accounting policies during 2009. We periodically review our critical accounting policies and estimates with the audit committee of our board of directors. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Revenue Recognition and Gross-to-Net Revenue Adjustments

We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, shelf-stock adjustments, and other items are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been significant during the periods presented.

We have agreed to reimburse certain of our international distributors for their selling, general, and administrative expenses (SG&A) under the terms of our distribution agreements. We have reflected these charges as a reduction of net revenue.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, we recognize revenue as each product is delivered or service is provided to the customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt pay discounts. These gross-to-net revenue adjustments are described below.

We offer rebates to some classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one to two quarter lag, any adjustments for actual experience has not been material as Medicaid rebates on our product sales under the state Medicaid programs represents only one half of one percent of gross product revenues. The increase in the 2009 provision for rebates and other was primarily due to GPO fees, Medicaid rebates, and the potential Canadian pricing adjustment, among others.

As of December 31, 2009, our allowance for managed health care and Medicaid rebates and other items was $26.4 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the year ended December 31, 2009 would not have a material impact to our consolidated results of operations.

We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material. The increase in the provision for chargebacks in 2009 compared to 2008 was due largely to increased sales related to government contracts.

As of December 31, 2009, our allowance for chargebacks was $4.3 million. A hypothetical 10% change in credits issued for chargebacks for year ended December 31, 2009 would not have a material impact to our consolidated results of operations.

Our sales terms generally provide for up to a 2% prompt pay discount on domestic and international sales. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

As of December 31, 2009, our allowance for cash discounts was $1.3 million. A hypothetical 10% change in credits issued for cash discounts for the year ended December 31, 2009 would not have a material impact to our consolidated results of operations.

Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. The extent of any price reduction would be discretionary. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in price, and estimates of inventory held by the customer. We have not experienced material shelf-stock adjustments during the periods presented as a result of the demand for plasma-derived products outpacing the supply due to our constraints in our industry. Recently, product supply and demand have become more balanced. We could experience material shelf-stock adjustments in the future in the event that the supply-demand dynamic become unbalanced and resulted in price declines.

We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimate.

The following table summarizes our gross-to-net revenue adjustments expressed in dollars and percentages:

	Years Ended December 31,		
	2009	2008	2007
Gross product revenue	$ 1,593,995	$ 1,389,542	$ 1,251,879
Chargebacks	(24,380)	(13,927)	(13,268)
Cash discounts	(18,710)	(15,147)	(12,918)
Rebates and other	(42,397)	(24,008)	(26,719)
SG&A reimbursements	(754)	(1,910)	(2,288)
Product net revenue	$ 1,507,754	$ 1,334,550	$ 1,196,686

	Years Ended December 31,		
	2009	2008	2007
Gross product revenue	100.0%	100.0%	100.0%
Chargebacks	(1.5)%	(1.0)%	(1.1)%
Cash discounts	(1.2)%	(1.1)%	(1.0)%
Rebates and other	(2.7)%	(1.7)%	(2.1)%
SG&A reimbursements	—	(0.1)%	(0.2)%
Product net revenue	94.6%	96.1%	95.6%

The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Balance at December 31, 2006	$ 1,871	$ 970	$ 6,931	$ 9,772
Provision	13,268	12,918	26,719	52,905
Credits issued	(12,451)	(12,814)	(22,218)	(47,483)
Balance at December 31, 2007	2,688	1,074	11,432	15,194
Provision	13,927	15,147	24,008	53,082
Credits issued	(12,752)	(14,727)	(23,029)	(50,508)
Balance at December 31, 2008	3,863	1,494	12,411	17,768
Provision	24,380	18,710	42,397	85,487
Credits issued	(23,981)	(18,930)	(28,381)	(71,292)
Balance at December 31, 2009	$ 4,262	$ 1,274	$ 26,427	$ 31,963

Concentrations of Credit Risk

Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. The following table summarizes our concentrations with customers that represented more than 10% of our accounts receivable, net:

	December 31,	
	2009	**2008**
Customer A	14.6%	15.0%
Customer B	<10%	14.0%

The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,		
	2009	**2008**	**2007**
Customer A	14.4%	12.8%	18.2%
Customer B	12.3%	12.0%	14.9%
Customer C	<10%	10.6%	10.5%

Income Taxes

We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Share-Based Compensation

We have granted stock options, restricted share awards, unrestricted share awards, and restricted stock units (RSU's) of our common stock to certain employees, officers, and members of our board of directors pursuant to our share-based compensation plans. We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors is estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

We estimate the fair value of stock options at the grant date using a Black-Scholes option pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on grant dates prior to October 1, 2009, and there is limited trading history for our common stock subsequent to October 1, 2009. Therefore, our application of the Black-Scholes pricing model incorporates historical volatility measures of similar public companies. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. Our valuation utilized a dividend yield of zero. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

The stock options that we have granted and will grant in the future typically have service-based and performance-based components. Restricted stock and restricted stock unit awards have typically been service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. In addition, if we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income, and earnings per share amounts could have been materially different.

Additional information regarding the assumptions used in our accounting for share-based compensation awards is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 120 days from the date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in our consolidated income statement in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past. At December 31, 2009, our allowance for doubtful accounts receivable was $3.5 million.

Inventories

Inventories consist of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory.

Our raw materials, particularly plasma, are susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma by us or third-party suppliers may require us to destroy some of our raw material. If the damaged or contaminated plasma is not identified and discarded prior to the release of the plasma to our manufacturing process, it may be necessary to discard intermediate or finished products that are made from that plasma, resulting in a charge to cost of goods sold. In the event that we determine that the plasma was not collected in accordance with our standard operating procedures (SOP) or in a current Good Manufacturing Practices (cGMP) compliant fashion or that the collection center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. From time to time, we have experienced significant impairment charges to cost of goods sold related to raw plasma that was collected or stored in a manner not consistent with our SOP or cGMP, such as the $23.3 million charge we recorded during the first half of 2008 as discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue."

The manufacture of our plasma-derived products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the manufacturing process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our SOP or cGMP. Such an event of non-compliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally record an inventory impairment provision for finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $7.6 million at December 31, 2009.

Impairment Reviews

We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Recent Accounting Pronouncements Applicable to Our Company

In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis of that date. We have evaluated subsequent events up through February 23, 2010, the date that we filed our audited consolidated financial statements with the U.S. Securities and Exchange Commission.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We expect to be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, we may be required in fiscal 2015 to prepare financial statements in accordance with IFRS. However, the SEC announced it will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

In March 2008, the FASB revised authoritative guidance for disclosures about derivative financial instruments and hedging activities. This guidance requires disclosures about derivatives and hedging activities including enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not materially impact our financial statement disclosures.

In December 2007, the FASB issued authoritative guidance, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non controlling owners. The authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements based on our current ownership interests.

MATTERS AFFECTING COMPARABILITY

We believe that the comparability of our financial results between the periods presented is significantly impacted by the following items:

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO and the net proceeds to us of $583.9 million from our refinancing transactions:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Accretion	December 31, 2009
Revolving Credit Facility	$ 179,941	$ (124,348)	$ —	$ (55,593)	$ —	$ —
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)
Total indebtedness	$ 1,195,941	$ (129,598)	$ (519,749)	$ 49,332	$ 120	$ 596,046

In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the changes to our debt structure, we anticipate that our weighted average interest rate will be approximately 8% during the next twelve months without considering potential new interest rate swaps. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet.

As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the Revolving Credit Facility amendment.

The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving Credit Facility	$ 3,014	$ —	$ 1,545	$ (1,041)	$ 3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942
Total deferred debt issuance costs	$ 17,387	$ (12,141)	$ 14,879	$ (3,665)	$ 16,460

Definitive Merger Agreement with CSL Limited (CSL)

On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million (after tax amount of $48.8 million), which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $8.2 million and $5.1 million, excluding fringe benefits, during the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

We incurred legal and other costs associated with the regulatory review process of $6.0 million and $8.3 million during the years ended December 31, 2009 and 2008, respectively, which are included in SG&A in our consolidated income statements.

Foreign Corrupt Practices Act (FCPA)

We are conducting an internal investigation into potential violations of the FCPA that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. During the year ended December 31, 2009, we incurred $8.0 million of legal costs associated with our internal investigation into this matter, which are recorded in SG&A in our consolidated income statement. Additional information regarding our investigation into potential violations of the FCPA is included in Note 13 to our audited consolidated financial statements, "Commitments and Contingencies," of this Annual Report and in the "Risk Factors" section of our Annual Report on Form 10 K.

As of December 31, 2009, we have $2.4 million of accounts receivable outstanding with customers related to this matter, which we fully reserved during 2009.

Unabsorbed TPR Infrastructure and Start-Up Costs

Our cost of goods sold includes $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold. The reduction of unabsorbed TPR infrastructure and start-up costs during 2009 resulted from higher plasma volumes collected at our plasma collection centers and improved center labor efficiencies as well as lower support costs. We anticipate that we will continue to experience improving levels of unabsorbed TPR infrastructure and start-up costs with the maturation of our plasma collection center platform.

Plasma Center cGMP Issue

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our SOP and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our SOP and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. We do not expect to recognize significant further recoveries of the impacted inventories.

Customer Settlement

We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers. As a result of this customer settlement, we increased production of contracted PPF powder and experienced a change in product sales mix from albumin to contracted PPF powder during 2008.

Share-Based Compensation Awards

We have granted options, restricted share awards, unrestricted share awards, and RSU's of our common stock to certain officers, employees, and members of our board of directors pursuant to our stock-based compensation plans.

The following table summarizes our share-based compensation expense:

Stock options	Years Ended December 31, 2009	2008	2007
SG&A	$ 31,348	$ 24,237	$ 12,103
R&D	1,710	1,826	860
Total operating expenses	33,058	26,063	12,963
Cost of goods sold	3,439	1,829	948
Total expense	$ 36,497	$ 27,892	$ 13,911

Restricted Share Awards and RSU's	Years Ended December 31, 2009	2008	2007
SG&A	$ 9,620	$ 9,543	$ 6,509
R&D	593	535	536
Total operating expenses	10,213	10,078	7,045
Cost of goods sold	836	737	285
Total expense	$ 11,049	$ 10,815	$ 7,330

In addition to incremental share-based compensation expense associated with stock-based compensation awards granted during the periods presented, the following items have impacted the comparability of our share-based compensation expense:

>> During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

>> During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

>> During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options schedule to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

>> During the third quarter of 2007, the compensation committee of our board of directors approved an amendment to our then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

>> During the third quarter of 2007, the compensation committee of our board of directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

>> During the first quarter of 2007, the compensation committee of our board of directors approved the 2007 corporate objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2008.

In connection with our IPO, we granted 597,713 stock options with an exercise price per share equal to our IPO price per share of $19.00. These stock options will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the option holder being employed on the vesting date. The fair value of each option was determined to be $9.57, resulting in aggregate future non-cash compensation expense of approximately $5.2 million, which we expect to recognize ratably through April of 2013. In connection with our IPO, we also granted 483,100 RSU's. These RSU's will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the award holder being employed on the vesting date. The aggregate grant date fair value of the RSU's was approximately $8.4 million, which we expect to recognize ratably through April of 2013.

In connection with our IPO, the compensation committee of our board of directors approved a grant of performance shares to be made in March or April of 2010. Performance shares are awards that vest based on achievement of pre-established objective performance goals, which are generally financial in nature. For performance awards, the board of directors will establish a performance period and the performance targets for each performance measure that must be achieved at the end of the performance period for awards to vest. The number of shares provided upon the vesting of the performance awards varies based on actual performance in a year relative to a defined minimum and maximum adjusted EBITDA targets for that year. It is currently contemplated that the performance shares to be granted in March or April 2010 will vest annually over a three-year performance period with the potential for 0% to 125% payout, based on the achievement of annual adjusted EBITDA targets that are established at the time of grant.

The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2009 and the weighted average period over which non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted Average Period (Years)
Stock options	$ 9,878	1.75
Restricted share awards	6,977	0.66
RSU's	7,912	3.25
Total	$ 24,767	1.92

In addition to the unrecognized compensation cost included in the table above, at December 31, 2009, $3.2 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily during 2010. Additional information regarding our share-based compensation awards is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation" and in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

Transition-Related Activities

We incurred costs associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, which we refer to as transition and other non-recurring costs, which was completed in 2007. These costs related primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory, and compliance functions. We incurred transition and non-recurring costs of $15.3 million for the year ended December 31, 2007.

Litigation Settlement

We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided us with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparties.

We incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in our consolidated income statement. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement in other non-operating income in our consolidated income statement. During the years ended December 31, 2009, 2008, and 2007, we recorded $10.6 million, $8.7 million, and $1.7 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis, during the third quarter of 2007 we concluded that it was more likely than not that our deferred tax assets would be realized. The release of the remaining valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

RESULTS OF OPERATIONS

We have included information regarding our results of operations in the following table. The subsequent discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations. You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related footnotes included elsewhere in this Annual Report. Additional information regarding significant matters affecting comparability of our results of operations is included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

	Years Ended December 31,		
	2009	2008	2007
Net revenue:			
Product	$ 1,507,754	$ 1,334,550	$ 1,196,686
Other	25,455	39,742	21,823
Total	1,533,209	1,374,292	1,218,509
Cost of goods sold	901,077	882,157	788,152
Gross profit	632,132	492,135	430,357
Operating expenses:			
SG&A	289,929	227,524	189,387
R&D	71,223	66,006	61,336
Total	361,152	293,530	250,723
Income from operations	270,980	198,605	179,634
Other non-operating (expense) income:			
Interest expense, net	(74,491)	(96,640)	(110,236)
Merger termination fee	75,000	—	—
Loss on extinguishment of debt	(43,033)	—	—
Equity in earnings of affiliate	441	426	436
Litigation settlement	—	—	12,937
Total	(42,083)	(96,214)	(96,863)
Income before income taxes	228,897	102,391	82,771
(Provision) benefit for income taxes	(75,008)	(36,594)	40,794
Net income	$ 153,889	$ 65,797	$ 123,565
Earnings per common share:			
Basic	$ 4.56	$ 39.01	$ 65.58
Diluted	$ 1.50	$ 0.71	$ 1.36
Financial measures:			
Gross margin	41.2%	35.8%	35.3%
Operating margin	17.7%	14.5%	14.7%
Effective income tax rate	32.8%	35.7%	(49.3)%

Primary Revenue and Expense Components

The following is a description of the primary components of our revenue and expenses:

- >> **Product net revenue**—Our product net revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks, and sales allowances. Our product net revenue is also presented net of SG&A reimbursements to certain international distributors.

- >> **Other net revenue**—Our other net revenue primarily consists of royalties under our collaborative agreements, fees related to our settlement with Baxter, milestone revenues, and revenue associated with other third party contract services agreements at our Melville, New York, facility.

- >> **Cost of goods sold**—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes packaging costs and distribution expenses. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products, and represents approximately half of our cost of goods sold for the periods presented. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition. Specialty plasmas, due to their nature, can often have cycle times in excess of one year.

- >> **Gross profit**—Our gross profit is impacted by the volume, pricing, and mix of product net revenue, including the geographic location of sales, as well as the related cost of goods sold. Our profitability is significantly impacted by the efficiency of our utilization of plasma including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.

- >> **SG&A**—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, legal, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.

- >> **R&D**—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and the nature of expenses associated with these projects.

>> **Interest expense, net**—Our interest expense, net, consists of interest expense incurred on outstanding debt and derivative financial instruments and amortization of debt issuance costs and debt discount, offset by interest income and capitalized interest associated with the construction of plant and equipment. The amount of interest expense, net, that we incur is predominately driven by our outstanding debt levels, derivative financial instruments, and associated interest rates.

>> **Income tax (provision) benefit**—Our income tax (provision) benefit includes United States Federal, state, local, and foreign income taxes, and is based on reported pre-tax income.

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

The following table contains information regarding our results of operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Years Ended December 31,		Change	
	2009	2008	Dollars	Percentage
Net revenue:				
Product	$ 1,507,754	$ 1,334,550	$ 173,204	13.0%
Other	25,455	39,742	(14,287)	(35.9)%
Total	1,533,209	1,374,292	158,917	11.6%
Cost of goods sold	901,077	882,157	(18,920)	(2.1)%
Gross profit	632,132	492,135	139,997	28.4%
Operating expenses:				
SG&A	289,929	227,524	(62,405)	(27.4)%
R&D	71,223	66,006	(5,217)	(7.9)%
Total	361,152	293,530	(67,622)	(23.0)%
Income from operations	270,980	198,605	72,375	36.4%
Other non-operating (expense) income:				
Interest expense, net	(74,491)	(96,640)	22,149	22.9%
Merger termination fee	75,000	—	75,000	nm
Loss on extinguishment of debt	(43,033)	—	(43,033)	nm
Equity in earnings of affiliate	441	426	15	3.5%
Total	(42,083)	(96,214)	54,131	56.3%
Income before income taxes	228,897	102,391	126,506	123.6%
Provision for income taxes	(75,008)	(36,594)	(38,414)	(105.0)%
Net income	$ 153,889	$ 65,797	$ 88,092	133.9%
Earnings per common share:				
Basic	$ 4.56	$ 39.01	(34.45)	(88.3)%
Diluted	$ 1.50	$ 0.71	$ 0.79	111.3%
Financial measures:				
Gross profit margin	41.2%	35.8%		
Operating margin	17.7%	14.5%		
Effective income tax rate	32.8%	35.7%		

nm–not meaningful

Net Revenue

The following table contains information regarding our net revenue:

	Years Ended December 31,		Change	
	2009	2008	Dollars	Percentage
Product net revenue:				
Gamunex IGIV	$ 826,376	$ 677,737	$ 148,639	21.9%
Prolastin A1PI	319,080	316,495	2,585	0.8%
Fraction V (Albumin and Plasmanate)	84,770	61,075	23,695	38.8%
Other	277,528	279,243	(1,715)	(0.6)%
Total product net revenue	1,507,754	1,334,550	173,204	13.0%
Other net revenue	25,455	39,742	(14,287)	(35.9)%
Total net revenue	$ 1,533,209	$ 1,374,292	$ 158,917	11.6%
United States	$ 1,011,468	$ 906,376	$ 105,092	11.6%
International	521,741	467,916	53,825	11.5%
Total net revenue	$ 1,533,209	$ 1,374,292	$ 158,917	11.6%

Our product net revenue was $1,507.8 million and $1,334.6 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $173.2 million, or 13.0%. The increase consisted of higher volumes of $126.8 million and improved pricing of $46.4 million, net of the effects of unfavorable foreign exchange of $8.0 million.

Our other net revenue, which consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville facility, decreased $14.3 million. Our other net revenue for the year ended December 31, 2008 included the recognition of $1.9 million of previously deferred revenue as a result of the termination of a licensed technology agreement with an unaffiliated third party and $2.6 million of a previously deferred upfront licensing fee as a result of the completion of a portion of our performance obligations under a licensed technology agreement with an unaffiliated third party. Our other net revenue for the year ended December 31, 2009 was negatively impacted by lower royalties and licensing fees of $0.7 million and lower Melville contracted services revenue of $7.3 million, as compared to 2008.

The $148.6 million increase in our Gamunex product net revenue consisted of higher volumes of $117.0 million and improved pricing of $31.6 million, net of the effects of unfavorable foreign exchange of $1.7 million. We experienced higher Gamunex volumes of $121.4 million in the U.S., Europe, and other international regions, which were partially offset by lower volumes of $4.4 million in Canada. We experienced improved Gamunex pricing of $37.5 million in the U.S. and Canada, which was partially offset by lower pricing of $5.9 million in Europe and other international regions, including $1.7 million of unfavorable foreign exchange.

In 2009, we experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in our GPO and Specialty Pharmacy/Homecare business in the U.S., and geographic expansion. As a result of the success of our plasma collection platform, as well as our plasma supply contract with CSL, we began to alleviate our plasma supply constraints in the second half of 2008, bringing significant additional IGIV volumes to the market, to meet the pent up demand for Gamunex. We believe that this pent up demand has largely been satisfied, and consequently, we would not expect to experience the same high level of accelerated IGIV volume growth that we experienced in second half of 2008 and full year 2009, which will affect our comparative growth in sales and margins in future periods. We expect that our volume growth rate will moderate substantially and effectively grow with market at a long-term compound annual rate of approximately 6% to 8%, matching our Gamunex and fractionation capacities. The supply of IGIV inventory increased throughout the distribution channel as supply became available from the previous low levels.

The $2.6 million increase in our Prolastin product net revenue consisted of higher volumes of $3.7 million, partially offset by lower pricing of $1.1 million. Our Prolastin net revenue for the year ended December 31, 2009 was negatively impacted by unfavorable foreign exchange of $6.1 million which offset price increases of $5.5 million in Europe. In 2009, we also experienced pricing adjustments of $3.4 million in Canada related to a pricing dispute. Prolastin volumes are largely a function of our ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Our ability to grow our European volumes will also depend upon our ability to obtain appropriate reimbursement on a country by country basis. We anticipate the launch of our next generation A1PI product, Prolastin-C, in the U.S. and Canada in the first half of 2010. We received FDA approval for our next generation A1PI product, Prolastin-C, in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe.

Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $23.7 million increase in our Fraction V product net revenue consisted of higher volumes of $19.5 million and improved pricing of $4.2 million. The increase in Fraction V volume was primarily driven by sales in the U.S. and other international regions (excluding Canada and Europe). The increase in Fraction V pricing was primarily driven by favorable pricing in other international regions (excluding Canada and Europe). Fraction V volumes during the year ended December 31, 2008 were negatively impacted by a change in production mix to contracted PPF powder from Fraction V as a result of the settlement of a customer dispute, which occurred during 2007. This change in production mix resulted in lower quantities of Fraction V available for sale during the year ended December 31, 2008.

Our other product net revenue consists primarily of revenue related to the Canadian blood system, where in addition to commercial sales of Gamunex, we have contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, intermediate products, Thrombate III (human) and contracted PPF powder.

Our other product net revenue was favorably impacted by improved sales of $8.6 million related to intermediate products, such as cryoprecipitate, and increased sales of Koate DVI Factor VIII (human) of $6.2 million as a result of higher volumes in the U.S. and improved pricing in the U.S. and other international regions (excluding Canada and Europe). Our other product net revenue was negatively impacted by lower contracted PPF powder sales of $14.3 million during the year ended December 31, 2009 as compared to the prior year. During 2008, we experienced higher contracted PPF powder sales as a result of the settlement of a customer dispute as previously discussed. During the year ended December 31, 2009, we recorded a sales adjustment of $3.2 million related to our terminated Bayer European distribution agreement, which we recorded as a reduction of other net product revenue.

We increased prices for several of our products in most of our geographic regions during 2009 as a result of higher costs and generally increasing demand. Our product net revenue was negatively impacted by $8.0 million, or 0.6%, as a result of unfavorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2009 as compared to the prior year.

As a result of our internal investigation related to potential FCPA violations, we suspended shipments to affected countries while we put additional safeguards in place. We also terminated several consultants and suspended relations with or terminated some distributors in countries under investigation as circumstances warranted. These actions resulted in a decline in revenue from these countries during 2009. We resumed shipments to several countries during the fourth quarter of 2009 and intend to resume shipments with new safeguards or reallocate product to other countries during 2010.

Cost of Goods Sold and Gross Profit

Our gross profit was $632.1 million and $492.1 million for the years ended December 31, 2009 and December 31, 2008, respectively, representing gross margin of 41.2% and 35.8%, respectively. In general, our gross margin and cost of goods sold are impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product. The net impact of these items resulted in higher gross margin during the year ended December 31, 2009 as compared to the prior year.

Our cost of goods sold was $901.1 million, or 58.8% of net revenue, for the year ended December 31, 2009, as compared to $882.2 million, or 64.2% of net revenue, for the year ended December 31, 2008. The decrease in our cost of goods sold as a percentage of net revenue during 2009 was primarily attributable to lower TPR unabsorbed infrastructure and start-up costs of $54.5 million and lower inventory impairment provisions of $5.0 million. The beneficial effects of the foregoing were offset by higher costs of production and costs associated with an increase in production volumes, which aggregated $78.4 million. Due to the relatively fixed nature of our factory overhead and certain other production costs, we experienced operating leverage as production increased during 2009.

Our cost of goods sold for the year ended December 31, 2009 includes higher costs of production of $14.7 million, including foreign exchange, and higher costs associated with an increase in volumes of $52.8 million. The impact of foreign exchange in our cost of production for the year ended December 31, 2009 is not material. During 2009, we incurred non-capitalizable project and start-up costs of $36.9 million, an increase of $10.9 million, as compared to the prior year, related to capital projects. The largest component of our cost of goods sold is the cost of source plasma, which represented greater than 50% of our cost of goods sold in 2009 and 2008. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter, including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third-parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, declined by 21.4% during the year ended December 31, 2009, primarily driven by lower unabsorbed infrastructure and start-up costs. Our acquisition cost of plasma per liter of third party plasma increased slightly by 0.30% during the year ended December 31, 2009 as compared to the year ended December 31, 2008. We fractionated approximately 3.6 million liters of plasma during 2009, of which approximately 62% came from plasma collection centers we own and approximately 38% came from third-party plasma supply contracts. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Unabsorbed TPR infrastructure and start-up costs amounted to $44.0 million and $98.5 million for the years ended December 31, 2009 and 2008, respectively, representing approximately 2.9% and 7.2%, respectively, of our net revenue. Our cost of goods sold during 2009 benefited from lower unabsorbed TPR infrastructure and start-up costs, which resulted from higher plasma volumes collected at our plasma collection centers and improved labor efficiencies as well as lower consulting and management support costs. Unabsorbed TPR infrastructure and start-up costs during the year ended December 31, 2008 were negatively impacted by costs associated with remediation efforts at certain plasma collection centers.

Our inventory impairment provisions, net of recoveries, decreased $5.0 million during the year ended December 31, 2009 as compared to the prior year. During the year ended December 31, 2008, we recorded a net provision of $5.8 million due to the plasma center cGMP issue described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue." During the year ended December 31, 2009, we recorded recoveries of $1.9 million related to this issue. During the years ended December 31, 2009 and 2008, we recorded net recoveries of $0.8 million and $7.1 million related to a 2007 customer settlement as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Customer Settlement." During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2009, we experienced a delay in the restart of our manufacturing facility located in Melville, New York, following a scheduled maintenance shut-down, which resulted in an inventory impairment provision of $3.4 million. In addition, during 2009, we recorded provisions of $4.2 million related to short-dated finished goods inventories. During the year ended December 31, 2009, we experienced lower work-in-process inventory impairment provisions of $6.9 million as compared to the prior year.

We expect unabsorbed TPR infrastructure and start-up costs to decrease substantially in 2010, primarily due to increased collections as well as cost reductions. This benefit will be partially offset by increased cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and uncapitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

Operating Expenses

Our SG&A was $289.9 million and $227.5 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $62.4 million, or 27.4%. As a percentage of net revenue, SG&A was 18.9% and 16.6% for the years ended December 31, 2009 and 2008, respectively. Our share-based compensation expense recorded in SG&A increased $7.2 million during 2009 as compared to the prior year, driven primarily by the acceleration of the vesting of certain of our Chairman and Chief Executive Officer's stock options. Our SG&A included legal expenses of $6.0 million and $8.3 million and retention expenses, excluding fringe benefits, of $5.0 million and $3.0 million related to our terminated merger agreement with CSL for the years ended December 31, 2009 and 2008 respectively. Our SG&A for the year ended December 31, 2009 was negatively impacted by $8.0 million of legal costs associated with our internal investigation into potential violations of the FCPA. We experienced higher sales and marketing expenses during 2009 as a result of costs associated with our Gamunex CIDP indication, Prolastin patient identification, as well as support for other products. We also experienced higher charitable donations of $14.9 million during the year ended December 31, 2009 as compared to the prior year. Our provision for uncollectible receivables and advances was $2.1 million higher during 2008 as compared to 2009 as a result of non-cash charges related to outstanding notes receivable and other advances made to one of our plasma suppliers due to uncertainty regarding collection. In order to grow revenues through leveraging our Gamunex brand and our CIDP indication, as well as our focus on A1PI patient identification, we began a significant expansion in the size of our U.S. sales force in the third quarter of 2009. We are also increasing our sales and marketing organization in Europe as well as in other international regions. We expect the sales force expansion to result in an annual increase in SG&A of approximately $10.0 million. Additionally, we expect that our share-based compensation expense will decline subsequent to the first quarter of 2010 when substantially all grants and awards under our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan and our Special Recognition Bonus Plan are fully vested. Additional information regarding certain items impacting the comparability of our results of operations is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

Our R&D was $71.2 million and $66.0 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $5.2 million, or 7.9%. As a percentage of net revenue, R&D was 4.6% and 4.8% for the years ended December 31, 2009 and 2008, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. The increase in R&D year over year is primarily attributable to increased spending during 2009 related to our Plasmin and recombinant Plasmin new product candidates, partially offset by lower spending attributable to our Prolastin-C A1PI and Gamunex subcutaneous administration life cycle management projects.

Additional information regarding our R&D projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Research and Development" of this Annual Report and also in the "Business—Research and Development" section of our Annual Report on Form 10 K. We anticipate that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke as well as increased spending related to our development of recombinant A1PI and Factor VIII.

Total Other Non-Operating Expense, net

Our other non-operating expense, net, includes interest expense related to our indebtedness, which amounted to $56.9 million and $85.7 million for the years ended December 31, 2009 and 2008, respectively. The weighted average annualized interest rates on our outstanding indebtedness, excluding amortization of deferred debt issuance costs and debt discount, were 3.4% and 7.2% for the years ended December 31, 2009 and 2008, respectively. The benefit of the lower cost of borrowings during 2009 was partially mitigated by higher interest expense of $3.9 million related to our interest rate swaps as compared to 2008, as a result of falling three-month LIBOR as compared to our fixed interest rate swaps. The interest rate swap contracts were settled and terminated as discussed below.

As a result of our IPO and refinancing transactions, we recognized a charge during 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. Additional information regarding our IPO and refinancing transactions is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

Our total other non-operating expense, net, for the year ended December 31, 2009 also includes $75.0 million of non-operating income related to the merger termination fee as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Definitive Merger Agreement with CSL Limited (CSL)."

Provision for Income Taxes

Our income tax provision was $75.0 million and $36.6 million for the years ended December 31, 2009 and 2008, respectively, resulting in effective income tax rates of 32.8% and 35.7%, respectively. Our effective income tax rates differed from the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

For the year ended December 31, 2009, our effective income tax rate is lower than the U.S. statutory Federal income tax rate primarily due to credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to the terminated merger agreement with CSL.

For the year ended December 31, 2008, our effective income tax rate is higher than the U.S. statutory Federal income tax rate primarily because the benefit of the credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures aggregating $4.1 million offset by the effect of capitalizing transaction costs related to the CSL merger agreement, which was terminated in 2009.

At December 31, 2009, our gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

Our net income was $153.9 million and $65.8 million for the years ended December 31, 2009 and 2008, respectively. Our net income for the year ended December 31, 2009 reflects the impact of the CSL merger termination fee of $48.8 million, net of $26.2 million income tax effect, as well as the refinancing charges of $26.3 million, net of $16.7 million income tax effect. The significant factors and events contributing to the change in our net income are discussed above.

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

The following table contains information regarding our results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Years Ended December 31,		Change	
	2008	2007	Dollars	Percentage
Net revenue:				
Product	$ 1,334,550	$ 1,196,686	$ 137,864	11.5%
Other	39,742	21,823	17,919	82.1%
Total	1,374,292	1,218,509	155,783	12.8%
Cost of goods sold	882,157	788,152	(94,005)	(11.9)%
Gross profit	492,135	430,357	61,778	14.4%
Operating expenses:				
SG&A	227,524	189,387	(38,137)	(20.1)%
R&D	66,006	61,336	(4,670)	(7.6)%
Total	293,530	250,723	(42,807)	(17.1)%
Income from operations	198,605	179,634	18,971	10.6%
Other non-operating (expense) income:				
Interest expense, net	(96,640)	(110,236)	13,596	(12.3)%
Equity in earnings of affiliate	426	436	(10)	(2.3)%
Litigation settlement	—	12,937	(12,937)	(100.0)%
Total	(96,214)	(96,863)	649	(0.7)%
Income before income taxes	102,391	82,771	19,620	23.7%
(Provision) benefit for income taxes	(36,594)	40,794	(77,388)	(189.7)%
Net income	$ 65,797	$ 123,565	$ (57,768)	(46.8)%
Earnings per common share:				
Basic	$ 39.01	$ 65.58	$ (26.57)	(40.5)%
Diluted	$ 0.71	$ 1.36	$ (0.65)	(47.8)%
Financial measures:				
Gross margin	35.8%	35.3%		
Operating margin	14.5%	14.7%		
Effective tax rate	35.7%	(49.3)%		

Net Revenue

The following table contains information regarding our net revenue:

	Years Ended December 31,		Change	
	2008	2007	Dollars	Percentage
Product net revenue:				
Gamunex IGIV	$ 677,737	$ 646,779	$ 30,958	4.8%
Prolastin A1PI	316,495	276,538	39,957	14.4%
Fraction V (Albumin and Plasmanate)	61,075	68,780	(7,705)	(11.2)%
Other	279,243	204,589	74,654	36.5%
Total product net revenue	1,334,550	1,196,686	137,864	11.5%
Other net revenue	39,742	21,823	17,919	82.1%
Total net revenue	$ 1,374,292	$ 1,218,509	$ 155,783	12.8%
United States	$ 906,376	$ 817,276	$ 89,100	10.9%
International	467,916	401,233	66,683	16.6%
Total net revenue	$ 1,374,292	$ 1,218,509	$ 155,783	12.8%

Our product net revenue was $1,334.6 million for the year ended December 31, 2008 as compared to $1,196.7 million for the year ended December 31, 2007, representing an increase of $137.9 million, or 11.5%. The increase consisted of improved pricing of $122.3 million, including foreign exchange benefit of $9.7 million, as well as volume increases of $15.6 million. Our other net revenue increased $17.9 million primarily due to increased royalties and licensing fees under collaborative agreements, milestones, and other third party contract servicing agreements at our Melville, New York facility.

The $31.0 million increase in our Gamunex product net revenue consisted of improved pricing of $55.0 million, including foreign exchange benefit of $1.8 million, partially offset by volume decreases of $24.0 million. The higher Gamunex pricing primarily related to U.S. and Canadian sales. We experienced lower Gamunex volumes of $35.4 million and $7.7 million in the U.S. and Europe, respectively, which were partially offset by higher Gamunex volumes of $13.0 million and $6.1 million in Canada and other international regions, respectively. We continue to experience strong demand for Gamunex globally. Our ability to meet this demand is dependent upon our ability to secure adequate quantities of plasma and our ability to release finished product into our distribution channels.

The $40.0 million increase in our Prolastin product net revenue consisted of improved pricing of $19.0 million, including foreign exchange benefit of $7.6 million, and higher volumes of $21.0 million. The improved Prolastin pricing was largely in Europe and the U.S., which increased $10.5 million and $7.6 million, respectively. Prolastin volumes improved $12.8 million and $8.2 million in the U.S. and Europe, respectively. Increases in Prolastin volumes are largely a function of our ability to identify and enroll new patients compared to the number of patients lost due to attrition and competition. Our European growth will also depend upon our ability to obtain appropriate reimbursement on a country by country basis.

Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $7.7 million decrease in our Fraction V product net revenue consisted of volume decreases of $17.0 million, partially offset by improved pricing of $9.3 million. The albumin pricing increase was predominantly driven by sales in the U.S., which contributed $7.7 million to the overall pricing improvement. Albumin volumes were negatively impacted by a change in production mix during 2008 to contracted PPF powder from albumin as a result of the settlement of a customer dispute as discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Customer Settlement." This change in production mix resulted in lower available quantities of albumin for sale during 2008.

Our other product net revenue increased $74.6 million, or 36.5%, during the year ended December 31, 2008 as compared to the prior year. Our other product net revenue consists primarily of revenue related to the Canadian blood system, where, in addition to commercial sales of Gamunex, we have contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, intermediate products, Thrombate III (human), and PPF powder, less SG&A reimbursements to certain international distributors.

Our other product net revenue includes $26.3 million higher revenues during the year ended December 31, 2008 as compared to the prior year as a result of higher volumes of contracted PPF powder in order to comply with contractual commitments associated with the settlement of a customer dispute in 2007 as discussed previously. In addition, we experienced improved pricing and volume of $7.8 million and $14.9 million, respectively, related to intermediate products, such as cryoprecipitate. Our other product net revenue was also favorably impacted by increased Koate DVI Factor VIII (human) of $6.5 million, resulting primarily from improved pricing, and increased sales of Thrombate III (human) of $5.5 million. Finally, our other product net revenue benefited from higher hyperimmune pricing of $16.4 million, partially offset by lower hyperimmune volumes of $7.0 million. The increase in hyperimmune pricing was primarily generated in the U.S. where we increased pricing during the second quarter of 2008.

We increased prices for substantially all of our products in most of our geographic regions as a result of higher costs and demand. Our product net revenue was positively impacted by $9.7 million, or 0.8%, as a result of favorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2008 as compared to the prior year. Prices in Canada are determined by contracts with CBS and Hema Quebec. New five year contracts with increased pricing for contract fractionation services and our commercial products, including Gamunex, Plasbumin, and certain hyperimmune products took effect on April 1, 2008. Through the life of the Canadian contracts, prices escalate annually by inflation.

Cost of Goods Sold and Gross Profit

Our gross profit was $492.1 million for the year ended December 31, 2008 as compared to $430.4 million for the year ended December 31, 2007, representing gross margin of 35.8% and 35.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue as discussed above, as well as the related cost of goods sold as discussed below. The net impact of these items resulted in slightly higher gross margins during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Our cost of goods sold was $882.2 million for the year ended December 31, 2008 as compared to $788.2 million for the year ended December 31, 2007, representing an increase of $94.0 million, or 11.9%. The increase in our cost of goods sold was driven primarily by higher unabsorbed TPR infrastructure and start-up costs of $28.4 million. Unabsorbed TPR infrastructure and start-up costs amounted to $98.5 million and $70.1 million for the years ended December 31, 2008 and 2007, respectively, representing approximately 7.2% and 5.8%, respectively, of total net revenue. The higher unabsorbed TPR costs during 2008 resulted from the continued expansion of our plasma collection center platform and the costs associated with our remediation efforts in certain centers acquired from IBR as well as certain new centers opened by us. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Our cost of goods sold for the year ended December 31, 2008 includes higher costs of production of $52.3 million, including foreign exchange, and higher costs associated with an increase in volumes of $9.7 million. The impact of foreign exchange in our cost of production for the year ended December 31, 2008 is not material. During 2008, we incurred non-capitalizable project and start-up costs of $26.0 million, an increase of $4.7 million, as compared to the prior year, related to capital projects. The largest component of our cost of goods sold is the cost of source plasma which represented in excess of 50% of our cost of goods sold in 2008 and 2007. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter of source plasma including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third-parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, increased by 7.7% during the year ended December 31, 2008, primarily driven by higher unabsorbed infrastructure and start-up costs. Our acquisition cost of plasma per liter of third party plasma increased 10.7% during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Our inventory impairment provisions, net, increased $2.0 million during the year ended December 31, 2008 as compared to the prior year. Several of the more significant provisions and recoveries impacting 2008 and 2007 are discussed further in the paragraphs that follow, as well as in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our SOP's and cGMP at one of our plasma collection centers. As a result of further investigations and new facts and circumstances, we subsequently determined that certain impacted materials were saleable. We recorded recoveries of $17.5million in 2008 directly to cost of goods sold as the impacted material was converted to finished goods and sold to third parties. We do not expect to recognize significant further recoveries of the impacted material.

We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in its manufacturing process. We recorded a charge to cost of good sold of $7.9 million during the year ended December 31, 2007, which we recovered in its entirety during 2008 as the related materials were determined to be saleable, converted into finished product, and sold to other customers. During the first half of 2008, we recorded an additional inventory impairment provision of $2.6 million for products held in Europe related to this dispute, for which we subsequently recovered $1.8 million during 2008 as the impacted material was determined to be saleable, converted into finished product, and sold to other customers.

Our inventory impairment provisions, net, for the year ended December 31, 2007 were favorably impacted by a $9.0 million recovery from Bayer related to a Gamunex production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007. Other production issues during the year ended December 31, 2008 resulted in higher inventory impairment provisions of $3.0 million as compared to the year ended December 31, 2007.

During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2007, we recorded an impairment charge within cost of goods sold related to equipment of $2.8 million as a result of the discontinuation of a project.

During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, we recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which would normally have been capitalized to inventories.

Additionally, our cost of goods sold for the year ended December 31, 2008 reflects higher costs of production due to the higher cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix, cycle times, production capacities and normal production shut-downs, and the release of finished product.

Operating Expense

Our SG&A was $227.5 million for the year ended December 31, 2008 as compared to $189.4 million for the year ended December 31, 2007, representing an increase of $38.1 million, or 20.1%. As a percentage of net revenue, SG&A was 16.6% and 15.5% for the years ended December 31, 2008 and 2007, respectively. Our SG&A increased period over period as a result of higher share-based compensation expense of $15.2 million, costs of $8.3 million associated with the regulatory review process of our terminated merger with CSL, which are unlikely to recur, merger related retention expense (including fringe benefits) of $3.3 million, unfavorable foreign exchange impact of $6.7 million resulting from a strengthening U.S. dollar as compared to the euro pertaining primarily to euro-denominated receivables, bad debt expense of $4.2 million related to outstanding notes receivables and advances to one of our plasma suppliers due to uncertainty regarding collection, and higher sales and marketing, information solutions, finance, human resources, and business development expenses. These items were partially offset by lower special recognition bonus expense of $1.5 million, the absence of legal fees of $5.7 million associated with our litigation with Baxter which was settled in 2007, and the absence of $15.3 million of transition and non-recurring expenses incurred in 2007 associated with the development of our internal capabilities to operate as a standalone company apart from Bayer. Additional information regarding the significant aforementioned items impacting comparability between the periods presented is included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

Our R&D was $66.0 million for the year ended December 31, 2008 as compared to $61.3 million for the year ended December 31, 2007, representing an increase of $4.7 million, or 7.6%. As a percentage of net revenue, R&D was 4.8% and 5.0% for the years ended December 31, 2008 and 2007, respectively. Research and development expenses are influenced by the timing of in-process projects and the nature of expenses associated with these projects. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve concentration and safety, and increase product yields. Our R&D increased period over period primarily as a result of $4.0 million in milestone payments made to Crucell under the terms of two exclusive commercial license agreements entered into during 2008. Our R&D expense was negatively impacted by higher share-based compensation expense of $1.0 million and merger related retention expense (including fringe benefits) of $0.6 million during 2008 as compared to the prior year. Our current R&D activities continue to support Plasmin studies for aPAO and ischemic stroke, Prolastin Alpha-1 aerosol studies, and the development of Gamunex for subcutaneous administration.

Total Other Non-Operating Expense, net

The primary component of our non-operating expense, net, is interest expense, net, which amounted to $97.0 million and $110.2 million for the years ended December 31, 2008 and 2007, respectively. Our weighted average interest rates on our outstanding debt were 7.2% and 9.9% for the years ended December 31, 2008 and 2007, respectively, which resulted in a lower cost of borrowing during the year ended December 31, 2008 as compared to the year ended December 31, 2007, despite higher average debt levels during 2008. The benefit of the lower cost of borrowing during 2008 was partially mitigated by higher interest expense related to our interest rate swaps of $12.0 million as compared to 2007, as a result of falling three-month LIBOR rates as compared to our fixed swap rates. At December 31, 2008, our interest rate swaps and caps hedged approximately 56.4% of our total borrowings.

As discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability," we recorded other income of $12.9 million during the year ended December 31, 2007 related to a litigation settlement with Baxter.

(Provision) Benefit for Income Taxes

Our income tax provision was $36.6 million for the year ended December 31, 2008 as compared to an income tax benefit of $40.8 million for the year ended December 31, 2007, resulting in effective income tax rates of 35.7% and (49.3)%, respectively.

Our effective income tax rates were different than the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

We recognized a tax benefit of $4.1 million and $10.0 million related to research and development tax credits and $2.0 million and $2.2 million related to qualified production activities during the years ended December 31, 2008 and 2007, respectively, and we recognized a tax benefit of $3.2 million during the year ended December 31, 2007 related to the final settlement of Bayer contingent consideration. These items were partially offset by state income taxes (net of Federal benefit) of $4.1 million and $3.2 million for the years ended December 31, 2008 and 2007, respectively.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded during the third quarter of 2007 that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets resulting in a $48.2 million non-cash tax benefit. During the year ended December 31, 2007, we also released a portion of our valuation allowance equal to the amount of the current Federal income tax provision.

At December 31, 2008, our gross unrecognized tax benefits were approximately $10.0 million, of which approximately $7.1 million would reduce our effective income tax rate if recognized.

Net Income

Our net income was $65.8 million and $123.6 million for the years ended December 31, 2008 and 2007, respectively. The significant factors and events contributing to the change in our net income are discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

During the year ended December 31, 2009, we generated cash from operating activities of $234.2 million. We received net proceeds from our IPO and the issuance of our 7.75% Notes of $519.7 million and $583.9 million, respectively, which we used to repay outstanding amounts under our First and Second Lien Term Loans (which were terminated), repay outstanding amounts under our Revolving Credit Facility, and to settle and terminate certain interest rate swap contracts. Subsequently, we settled and terminated our remaining interest rate swap contract. We invested $75.2 million and $30.4 million in capital projects and the acquisition of twelve plasma collection centers from IBR, respectively.

The following table and subsequent discussion and analysis contain information regarding our cash flows for the years ended December 31, 2009, 2008, and 2007:

	Years Ended December 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 153,889	$ 65,797	$ 123,565
Non-cash items	92,375	67,272	(34,413)
Changes in operating assets and liabilities, excluding the effects of business acquisitions	(12,109)	(100,055)	37,979
Net cash provided by operating activities	$ 234,155	$ 33,014	$ 127,131
Investing activities:			
Purchase of property, plant, and equipment	$ (75,163)	$ (86,212)	$ (65,833)
Financing arrangements with third party suppliers, net of repayments	744	(16,335)	(7,866)
Business acquisitions, net of cash acquired	(30,431)	(10,272)	(17,456)
Other	232	880	510
Net cash used in investing activities	$ (104,618)	$ (111,939)	$ (90,645)
Financing activities:			
(Repayment) borrowings under Revolving Credit Facility	$ (179,941)	$ 66,904	$ 33,117
Repayment of borrowings under term loans	(1,016,000)	(7,000)	(7,000)
Repayment of capital lease obligations	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	600,000	—	—
Discount on 7.75% Notes	(4,074)	—	—
Financing transaction costs	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	519,749	—	—
Costs related to initial public offering	(2,557)	—	—
Repurchases of common stock	(4,183)	(36,118)	—
Proceeds from exercises of stock options	7,581	—	—
Excess tax benefits from share-based payment arrangements	13,406	—	—
Net cash (used in) provided by financing activities	$ (81,472)	$ 22,594	$ 25,877

At December 31, 2009 and 2008, our cash and cash equivalents were $65.2 million and $17.0 million, respectively. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. At December 31, 2009, we had $323.0 million of unused available borrowing capacity under our Revolving Credit Facility.

We have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. Our borrowing facilities contain certain default provisions and financial covenants as described below.

Cash Flows from Operating Activities

During the year ended December 31, 2009, 2008, and 2007, our net income was $153.9 million, $65.8 million, and $123.6 million, respectively. Our net income for the year ended December 31, 2009 benefited from the $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. The benefit of the CSL merger termination fee was partially offset by charges totaling $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. During the year ended December 31, 2007, we recognized a non-cash tax benefit of $48.2 million as a result of the release of the remaining valuation allowance related to our deferred tax assets. Additional information regarding our net income for the periods presented is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

Our non-cash operating items were $92.4 million, $67.3 million, and $(34.4) million for the years ended December 31, 2009, 2008, and 2007, respectively. The following significant non-cash items impacted the comparability of the net cash provided by our operating activities during the years presented.

- Our depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 was $28.9 million, $20.3 million, and $10.7 million, respectively. The increase in depreciation and amortization expense during the years presented reflects our cumulative capital investments primarily related to our manufacturing facilities and TPR.

- Our share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was $47.5 million, $38.7 million, and $21.2 million, respectively. The increase in the share-based compensation expense during the years presented reflects incremental expense associated with share awards granted of 1,136,036 and 2,334,024 during the years ended December 31, 2009 and 2008, respectively. In addition, during 2009, we accelerated the vesting of certain of our Chairman and Chief Executive Officer's stock options, which resulted in a non-cash compensation charge of $11.8 million.

>> During the year ended December 31, 2009, we recognized a non-cash charge of $12.1 million related to the write-off of unamortized debt issuance costs associated with our First and Second Lien Term Loans as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

>> During the year ended December 31, 2008, we recognized previously deferred revenue of $4.8 million as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." No significant amounts were recognized during the years ended December 31, 2009 and 2007.

>> During the year ended December 31, 2009, our deferred tax assets decreased $15.4 million, of which $1.2 million is included in operating activities and $14.2 million is included in non-cash financing activities related to the reclassification of the unrealized losses associated with our interest rate swap contracts to earnings upon their settlement and termination. During the years ended December 31, 2008 and 2007, our deferred tax assets increased $5.5 million and $79.7 million, respectively. The increase in our deferred tax assets during the year ended December 31, 2007 resulted primarily from the non-cash tax benefit related to the release of our remaining valuation allowance as discussed previously. Additional information regarding our net deferred tax assets is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

>> During the year ended December 31, 2009, we recognized excess tax benefits related to share-based compensation of $13.4 million.

Our operating assets (excluding the effects of business acquisitions), net, (increased) decreased $(12.1) million, $(100.1) million, and $38.0 million for the years ended December 31, 2009, 2008, and 2007, respectively, and were driven by the following items.

>> Our accounts receivable, net, decreased (increased) $8.6 million, $(26.9) million, and $(9.2) million for the years ended December 31, 2009, 2008, and 2007, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Our days sales outstanding (DSO) were 32 days, 34 days, and 35 days, for the years ended December 31, 2009, 2008, and 2007, respectively. Our international sales terms generally range from 30 to 120 days due to industry and national practices outside of the U.S., which can impact our DSO results. We calculate DSO as our period end accounts receivable, net, divided by our prior three months' net sales, multiplied by 90 days. Our calculation of DSO may not be consistent with similar calculations performed by other companies.

>> Our inventories (increased) decreased $(57.5) million, $(92.9) million, and $26.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our inventories fluctuate based upon our plasma collections, production mix and cycle times, production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to in excess of 400 days in addition to a required 60 day pre-production holding period for plasma. Specialty plasma, due to its nature, can often have cycle times in excess of one year. Consequently, we have significant investment in raw material and work-in-process inventories for extended periods, and correspondingly, lower levels of finished goods inventories on hand. The increase in our inventories during 2009 was primarily driven by Thrombate III inventory build in preparation of manufacturing transfer from Bayer, increased plasma collections as compared to the prior year, and higher hyperimmune inventory levels. During 2008 and 2007, we repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where we terminated our distribution agreement. During November 2007, we experienced unplanned plant maintenance as discussed previously, which resulted in lower inventory at December 31, 2007, thus impacting the 2008 comparability.

>> Our prepaid expenses and other assets decreased (increased) $8.0 million, $(15.8) million, and $0.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decrease in our prepaid expenses and other assets during 2009 was primarily driven by a reclassification of $10.1 million of prepaid plasma to raw material inventories as a result of plasma deliveries from IBR upon center licensures, for which we subsequently acquired the centers. This was partially offset by higher corporate prepaid amounts, including insurance and various service contracts. The increase in our prepaid expenses and other assets during 2008 was primarily driven by a $9.7 million increase in prepaid plasma and a $7.8 million increase in prepaid income taxes, partially offset by lower corporate prepaid amounts. Under the terms of our 2007 Supply Agreement with IBR, we were required to prepay 90% for unlicensed plasma. Upon center licensure, we remit the remaining 10% to IBR and reclassify the prepaid amounts to raw material inventories. The change in our prepaid expenses and other assets during 2007 was not material.

>> Our operating liabilities increased $28.8 million, $35.5 million, and $20.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our liabilities fluctuate as a result of our cash management strategies and varying due dates of accounts payable, accrued expenses, and other liabilities. The increase in our liabilities in 2009 was primarily driven by higher accounts payable obligations of $16.1 million and higher Medicaid, commercial rebates, and chargebacks of $14.2 million, partially offset by lower interest payable and accrued goods and services. The increase in our liabilities in 2008 was primarily driven by higher accounts payable obligations of $16.6 million, higher accrued payroll, bonuses, and benefits of $13.7 million, higher Medicaid, commercial rebates, and chargebacks of $2.2 million, and generally higher liabilities for accrued goods, services, and other items, partially offset by lower taxes payable of $10.6 million. The increase in our liabilities in 2007 was primarily driven by higher accounts

payable obligations of $12.1 million, higher accrued payroll, bonuses, and benefits of $12.5 million, higher Medicaid, commercial rebates, and chargebacks of $5.5 million, higher interest payable of $11.8 million, higher taxes payable of $9.8 million, partially offset by lower payables to related parties of $27.3 million as a result of the termination of many of our then existing transition services and distribution agreements with Bayer, and generally lower accrued goods, services, and other items.

Cash Flows from Investing Activities

Our capital expenditures were $75.2 million, $86.2 million, and $65.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our capital expenditures reflect investments in our facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general infrastructure upgrades, capacity expansions, and new facilities. Our capital expenditures also reflect investments in our TPR infrastructure to support our plasma collection efforts. Our capital expenditures for the year ended December 31, 2009 reflect significantly lower spending related to our TPR infrastructure as compared 2008 and 2007 as a result of the maturation of our plasma collection platform, as well as the completion of several projects. Our 2009 capital expenditures include higher spending related to reliability/compliance initiatives, as well as the initial investments in our new fractionation strategic program. In addition, significant investment which occurred in 2008 continued into 2009 for the new Thrombate III purification facility, which is now mechanically complete. Two earlier investments, our Prolastin-C A1PI facility and our Koate purification expansion Phase I project were approved by the FDA during 2009. Additional information regarding our currently planned capital programs is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings."

Our cash flows used in investing activities also include various cash outflows for the development of our plasma collection center platform, including the purchase price of plasma collection centers acquired from IBR and loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers for which we had the option to purchase under certain conditions. We completed the acquisition of twelve plasma centers during 2009 as compared to three centers in both 2008 and 2007. The IBR center acquisition program was completed as a result of our purchase of the remaining centers under that agreement in 2009.

Cash Flows from Financing Activities

We completed our IPO on October 6, 2009, which resulted in net proceeds to us of $519.7 million after deducting underwriters' discounts and commissions. We used the net proceeds to us from the IPO to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We incurred legal and other costs related to our IPO of approximately $3.9 million, of which $2.6 million is included as a reduction of additional paid-in capital. On October 21, 2009, we completed a $600.0 million private placement of our 7.75% Notes at an issue price of 99.321% of par, which resulted in net proceeds to us of $583.9 million after deducting underwriters' commissions and the discount. We used a portion of the net proceeds to us from the issuance of the 7.75% Notes to repay $290.9 million and $200.1 million under our First and Second Lien Term Loans, respectively, and $55.6 million of principal under our Revolving Credit Facility. We incurred total debt issuance costs related to the issuance of the 7.75% Notes and the Revolving Credit Facility amendment of $14.9 million. During the year ended December 31, 2009, we made contractual principal payments of $5.3 million under our First Lien Term Loan and during the years ended December 31, 2008 and 2007, we made contractual principal payments of $7.0 million under our First Lien Term Loan. Outstanding amounts under our Revolving Credit Facility fluctuate based upon our business needs.

During the year ended December 31, 2009, we repurchased 251,108 shares of our common stock from employees for $4.2 million to settle their withholding tax obligations. During the year ended December 31, 2009, we received proceeds from the exercise of 2,394,762 stock options of $7.6 million. During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $33.5 million, plus accrued interest of $1.9 million, and 69,648 shares of our common stock from employees for $0.7 million to settle their withholding tax obligations. During the year ended December 31, 2009, we recognized excess tax benefits related to share-based compensation of $13.4 million.

Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings

Sources of Credit

Our sources of credit as of December 31, 2009 are summarized in the following table:

Debt Instrument	Maximum Amounts Available	Reductions in Available Credit Facility for Other Financial Instruments [1]	December 31, 2009 Amounts Outstanding	December 31, 2009 Amounts Available
7.75% Notes	$ 600,000	$ —	$ 600,000	$ —
Revolving Credit Facility	325,000	2,040	—	322,960
Total sources of credit	$ 925,000	$ 2,040	$ 600,000	$ 322,960

[1] *Amounts represent letters of credit used as security for utilities, insurance, and third party warehousing.*

7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

In connection with the sale of the 7.75% Notes, we and our subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which we are obligated, by April 19, 2010, to file with Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of ours. If we are not able to effect this exchange offer, we have agreed to file a shelf registration statement relating to re-sales of the 7.75% Notes. We will be obligated to pay damages consisting of additional interest on the 7.75% Notes if, within the periods specified in the Registration Rights Agreement, we do not file the exchange offer registration statement or the shelf registration statement or we do not comply with certain other obligations under the Registration Rights Agreement.

Revolving Credit Facility

We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under this Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011.

Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2009, 2008, and 2007, the weighted average interest rates of our Revolving Credit Facility were 2.79%, 4.79%, and 7.90%, respectively. At December 31, 2008, the interest rates on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively. No amounts were outstanding under the Revolving Credit Facility at December 31, 2009.

The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

First and Second Lien Term Loans

Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66%, 6.60%, and 9.07% for the years ended December 31, 2009, 2008, and 2007, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68%, 9.63%, and 12.13% for the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2008, the interest rate on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

Interest Rate Swaps and Caps

We used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

At December 31, 2008, we had five variable-to-fixed interest rate swap contracts with an aggregate notional amount of $500.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on our consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

Access to Capital and Cash Requirements

At December 31, 2009, our cash and cash equivalents totaled $65.2 million. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. At December 31, 2009, no amounts were outstanding under our Revolving Credit Facility and we had unused available borrowing capacity of $323.0 million.

We expect our cash flows from operations combined with our cash balances and availability of our Revolving Credit Facility to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. As of the date of this Annual Report, we believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities.

Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times, including plant turnarounds, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, costs of securing access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. We anticipate that our working capital will increase in order to grow our business. In particular, we expect to increase inventories to optimize fractionation capacity.

Although we believe that our capital spending for the years ended December 31, 2009 and 2008 is more indicative of our annual capital spending, we anticipate significantly higher capital spending over the next five years. We expect that our capital spending over the next five years to be in the range of $750 million to $800 million on a cumulative basis, substantially higher than it has been in the past. Given the nature of our planned capital projects, we anticipate our capital spending to range from $180 million to $190 million in 2010 and to increase to a peak of $240 million to $260 million in 2011. Most of the anticipated capital spending will be necessary to support our future volume growth, particularly with the anticipation that we will reach our fractionation capacity in the near term, launch new product introductions and complete strategic initiatives. Incremental capital spending will continue to be required to ensure ongoing maintenance and compliance of our facilities.

The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. The design and construction of a new, higher-capacity fractionation facility, which we currently estimate will range from $280 million to $300 million in cost, based on conceptual engineering, and anticipate will be operational by 2015; construction of new purification facilities for Plasmin, Koate, and albumin are estimated to cost approximately $160 million; and projects to support continued new product development, among others. Our planned capital program also includes projects to increase our fractionation capacities. To the extent we discontinue a capital project, we would write-off a portion or all previously capitalized amounts through a charge to our consolidated income statement. As a result of our anticipated capacity constraints, we plan to build our Gamunex inventories, which will increase our working capital requirements. The first phase of our Factor VIII purification expansion project, as well as reliability improvements, has been completed. In addition, we have completed construction of our new Thrombate III purification facility as well as our new Prolastin-C A1PI purification facility. Capital expenditures for these facilities were approximately $30 million and $26 million, respectively, through December 31, 2009.

On an ongoing basis, we expect to evaluate means to moderate our capital spending, including implementing projects in phases, exploring government subsidies, exploring strategic partnerships, and the like. We may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient to finance these various activities, particularly in light of the scheduled maturity of our Revolving Credit Facility in December 2011. Additional funds may not be available on terms favorable to us, or at all.

Credit Ratings

Our credit ratings at December 31, 2009 were as follows:

	Moody's	Standard & Poor's
Outlook:		
7.75% Notes	B1	BB
Corporate Family Rating	Ba3	BB

Factors that can affect our credit ratings and outlook include changes in our operating performance, financial position, business strategy, and the overall economic environment for the plasma-derived products business. If a downgrade of our credit ratings or outlook were to occur, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2009:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt [1]	$ 600,000	$ —	$ —	$ —	$ 600,000
Interest payments [2]	328,600	49,600	139,500	93,000	46,500
Capital lease obligations	15,157	1,740	5,356	3,455	4,606
Operating lease obligations	50,486	16,727	24,759	5,351	3,649
Purchase commitments [3]	719,530	202,307	350,307	108,542	58,374
Total	$ 1,713,773	$ 270,374	$ 519,922	$ 210,348	$ 713,129

[1] *Long-term debt in the table above consists of outstanding amounts under our 7.75% Notes. We also have a $325.0 million Revolving Credit Facility, maturing on December 6, 2011, for which no amounts were outstanding at December 31, 2009. The 7.75% Notes are redeemable or puttable prior to their scheduled maturity of November 15, 2016 under certain circumstances as described further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."*

[2] *Interest payments related to long-term debt in the table above consists of interest amounts under our 7.75% Notes. We also have a $325.0 million variable rate Revolving Credit Facility, for which no amounts were outstanding at December 31, 2009.*

[3] *Includes material agreements to purchase goods and services that are enforceable and legally binding.*

In addition to the contractual obligations disclosed in the table above, we have other contractual obligations for which the timing and extent of future payments are not known. We have described these potential obligations in the following paragraphs.

We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of equity awards, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the Company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

We have two exclusive commercial license agreements for advanced protein production technology with Crucell. In consideration of the licenses that Crucell has granted us, we paid upfront license fees of $4.0 million during 2008 and additional milestones of $0.5 million during 2009 and could be required to pay up to $48.0 million of additional development milestones as certain activities are completed. Under the terms of both agreements, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell. If products developed under these agreements are sold, we would be required to pay royalties to Crucell ranging from 3% to 5% of net sales from recombinant Factor VIII and from 3.5% to 6% of net sales from recombinant A1PI. We currently anticipate paying milestones of $1.5 million and $2.0 million during 2010 and 2011, respectively, under these agreements.

At December 31, 2009, $11.1 million of unrecognized tax benefits have been recorded as liabilities for uncertain income tax positions. The ultimate resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, and the willingness of the income tax authorities to settle, including the timing thereof, and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future.

During 2010, we estimate our capital spending to range from $180 million to $190 million based upon our current plan. Actual spending will vary based upon changes to the timing and scope of planned projects, including project deferral or acceleration, as well as new opportunities. Additional information regarding our planned capital projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." At December 31, 2009, we have commitments for capital spending to be made in 2010 totaling $31.6 million.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009, we do not have any off-balance sheet arrangements that are material or reasonably likely to be material to our consolidated financial position or results of operations.

NON-GAAP FINANCIAL MEASURE

We believe that a meaningful analysis of our historical operating performance is enhanced by the use of adjusted EBITDA. Adjusted EBITDA is a financial measure that is not defined by U.S. GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with U.S. GAAP in the statement of operations, such as net income, or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. Adjusted EBITDA should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. We do not rely solely on adjusted EBITDA as a performance measure and also consider our U.S. GAAP results. Because adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate our business, we encourage you to also review our U.S. GAAP consolidated financial statements included elsewhere in this Annual Report, and not to rely on any single financial measure to evaluate our business. Adjusted EBITDA has material limitations as an analytical tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP.

Adjusted EBITDA is used by our management, our lenders, and the compensation committee of our board of directors as follows:

>> Our management uses adjusted EBITDA as one of our primary financial performance measures in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Our management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

>> The compensation committee uses adjusted EBITDA as a financial performance objective because it is one of our primary financial performance measures used in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. In 2009 and prior years, the compensation committee used unlevered free cash flow because it measures management's effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

>> Our lenders use adjusted EBITDA to determine compliance with the Leverage Ratio financial covenant under our Revolving Credit Facility, which is calculated as debt less cash divided by the last twelve months' adjusted EBITDA. The terms of our Revolving Credit Facility remove restrictions on our annual capital expenditures if our Leverage Ratio is greater than 2.00 to 1.00. Our 7.75% Notes use a similar measure referred to as Consolidated Cash Flow to determine compliance with the Fixed Charge Coverage Ratio, which allows for the incurrence of indebtedness and issuance of qualified and preferred stock if at least 2.00 to 1.00.

Certain items that we eliminate in calculating adjusted EBITDA have been, and we expect will continue to be, significant to our business. For example:

>> Interest expense is a necessary element of our costs and is largely a function of our capital structure and reflects our debt levels;

>> Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors;

>> Income tax expense results from our performance and applying statutory tax rates in the jurisdictions in which we operate coupled with the application of income tax accounting guidance and tax planning strategies;

>> Non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant share-based compensation in the same magnitude in the future;

>> Expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses in this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees; and

>> Expenses related to debt extinguishment represent a necessary element of our costs to the extent that we restructure our debt.

Although we currently believe other items such as management fees, transition and unusual or non-recurring expenses, and retention bonuses will not recur in the future in the same magnitude that they have occurred in the past, we may incur similar charges in the future. Other items, such as impairment charges, are not predictable, and therefore, we could incur similar charges in the future.

In the following table, we have presented a reconciliation of EBITDA and adjusted EBITDA, as defined in our Revolving Credit Facility, and Consolidated Cash Flow as defined in our 7.75% Notes, to the most comparable U.S. GAAP measure, net income:

	Years Ended December 31,		
	2009	2008	2007
Net income	$ 153,889	$ 65,797	$ 123,565
Interest expense, net [a]	74,491	97,040	110,236
Income tax provision (benefit) [b]	75,008	36,594	(40,794)
Depreciation and amortization [c]	28,936	20,269	10,749
EBITDA	332,324	219,700	203,756
Transition and other non-recurring expenses [d]	—	—	15,251
Management fees [e]	5,715	6,871	6,097
Non-cash share-based compensation expense [f]	47,546	38,707	21,241
Special recognition bonus expense [g]	6,310	6,622	8,167
Loss on extinguishment of debt [h]	43,033	—	—
Equity in earnings of affiliate [i]	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment [j]	1,196	48	(94)
Asset impairment charges, net of recoveries [k]	1,180	10,096	2,789
Retention bonus awards [l]	9,136	5,593	—
Other [m]	1,284	605	—
Adjusted EBITDA as defined per Revolving Credit Facility	447,283	287,816	256,771
Merger termination fee [n]	(75,000)	—	—
Consolidated Cash Flow as defined per 7.75% Notes	$ 372,283	$ 287,816	$ 256,771

[a] *Represents interest expense associated with our debt structure. Through the third quarter of 2009, our debt structure consisted of facilities totaling $1.355 billion, including our $700 million First Lien Term Loan, $330 million Second Lien Term Loan, and $325 million Revolving Credit Facility, as well as our interest rate cap and swap contracts. As a result of our IPO and refinancing transactions during October 2009, we reduced our credit facilities to $925 million, consisting of our $600 million 7.75% Notes and $325 million revolving credit facility. We also settled and terminated our interest rate swap contracts.*

[b] *Represents our income tax provision (benefit) as presented in our consolidated income statements.*

[c] *Represents depreciation and amortization expense associated with our property, plant, and equipment, and all other intangible assets.*

[d] *Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure.*

[e] *Represents the advisory fees paid to Talecris Holdings, LLC, under the Management Agreement, as amended. This agreement was terminated in connection with our IPO.*

[f] *Represents our non-cash share-based compensation expense associated with stock options, restricted stock, and RSU's.*

[g] *Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. While the awards included deferred distributions for employee retention, we do not anticipate granting similar awards in the future.*

[h] *Represents charges to write-off previously capitalized financing charges associated with our First and Second Lien Term Loans as a result of their repayment and termination as well as costs associated with the settlement and termination of our interest rate swap contracts.*

[i] *Represents non-operating income associated with our investment in Centric, which we believe are not part of our core operations.*

[j] *Represents net losses (gains) on disposals of our property, plant, and equipment, which we believe are not part of our core operations.*

[k] *For the year ended December 31, 2009, the amount represents $3.1 million of charges related primarily to capital lease assets and leasehold improvements, offset by recoveries of $1.9 million related to our 2008 plasma center cGMP issue. For the year ended December 31, 2008, the amount represents an inventory impairment charge, net of recoveries of $5.8 million due to our plasma center cGMP issue, an impairment charge of $3.6 million related primarily to capital lease assets and leasehold improvements, and other long-lived asset impairment charges of $0.7 million. During the year ended December 31, 2007, the amount represents asset impairment charges of $2.8 million associated with the discontinuation of a capital project.*

[l] *Represents merger related retention expenses, including fringe benefits, related to our terminated merger agreement with CSL.*

[m] *For the year ended December 31, 2009, the amount represents $1.3 million of costs related to our October 6, 2009 IPO. For the year ended December 31, 2008, represents $0.9 million of costs related to the initial public offering that was discontinued during 2008, partially offset by insurance recoveries of $0.3 million.*

[n] *For the year ended December 31, 2009, the amount includes a $75.0 million merger termination fee that we received from CSL in connection with the termination of our definitive merger agreement.*

In addition to the adjustments we make in computing adjusted EBITDA as permitted under the terms of our Revolving Credit Facility and Consolidated Cash Flow under the terms of our 7.75% Notes, our management and compensation committee also consider the impact of other items in evaluating our operating performance. Certain of these items, which impact the comparability of our historical financial results, are included in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate on a global basis, and are exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in interest rates, foreign exchange, and commodity prices. The overall objective of our financial risk management program is to minimize the impact of these risks through operational means and by using various financial instruments. These practices may change as economic conditions change.

INTEREST RATE RISK

At December 31, 2009, our long-term debt consisted of our 7.75% Notes ($600.0 million outstanding), which bears a fixed interest rate, and our $325.0 million Revolving Credit Facility, which bears interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. We were not exposed to adverse movements in ABR or LIBOR related to our Revolving Credit Facility at December 31, 2009, as no amounts were drawn. Assuming a fully drawn Revolving Credit Facility and a 100 basis point increase in applicable interest rates, our interest expense, net, would increase by $3.25 million on an annual basis.

At December 31, 2009, we had cash and cash equivalents of $65.2 million. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account, which earns minimal interest. Because our cash and cash equivalents are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the carrying value of our cash and cash equivalents. We actively monitor changes in interest rates.

FOREIGN CURRENCY RISK

We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the impact that fluctuations in the euro and the Canadian dollar have on our revenues and the remeasurement of our euro-denominated accounts receivable. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenue and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' equity (deficit). We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in our consolidated income statements. We incurred transaction gains, net, of $1.9 million for the year ended December 31, 2009, primarily related to the remeasurement of euro denominated accounts receivable.

Since we operate internationally and approximately 34% of our net revenue for the year ended December 31, 2009 was generated outside of the United States, foreign currency exchange rate fluctuations could significantly impact our financial position, results of operations, cash flows, and competitive position. Our product net revenue was negatively impacted by $8.0 million, or 0.6%, as a result of foreign currency exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2009.

For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% strengthening of the U.S. dollar compared with the Canadian dollar and euro for the year ended December 31, 2009. Assuming a 10% strengthening of the U.S. dollar, our product net revenue would have been negatively impacted by approximately $14.8 million, or 1.0%. There would have been minimal impact to transaction gains resulting from the remeasurement of euro-denominated accounts receivable during the year ended December 31, 2009. To date, we have not hedged our exposure to changes in foreign currency exchange rates. Consequently, we could incur unanticipated gains and losses as result of changes in foreign exchange rates.

COMMODITY RISK

In order to enhance the predictability, sustainability, and profitability of our plasma supply, we have devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and strategic alliances with third parties under which we have provided financing for the development of plasma collection centers that are dedicated to our plasma collection. Plasma is the key raw material used in the production of our products, which has historically accounted for more than half of our cost of goods sold. At December 31, 2009, our plasma collection center platform consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. These centers collected approximately 62% of our plasma during the year ended December 31, 2009 and our plan is for our plasma collection center network to provide greater than 90% of our current plasma requirements once it fully matures.

For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the year ended December 31, 2009. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $44.4 million and our gross margin would have been negatively impacted by 290 basis points for the year ended December 31, 2009. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of pricing increases.

We procure plasma from our plasma collection centers and from third parties, all located within the United States. In periods of rising demand for plasma, we may experience increased costs and/or limited supply. These conditions can potentially result in our inability to acquire key production materials on a timely basis, or at all, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis resulting in the breach of distribution contracts, or otherwise harm our business prospects, financial condition, results of operations, and cash flows. In addition, increased costs of materials or the inability to source materials could result in higher costs of production resulting in compressed gross margin, loss of customers, a negative effect on our reputation as a reliable supplier of plasma-derived therapies, or a substantial delay in our production growth plans.

As indicated previously, we have embarked on a capital expenditure plan that is currently estimated to be in the range of $750 million to $800 million on a cumulative basis through 2014 to address our fractionation capacity constraints. As such, we anticipate that we will be subject to market risk from fluctuating prices of certain purchased commodities, such as stainless steel. While these materials will come from multiple sources, commodities are subject to market price fluctuation. We will purchase these commodities based upon market prices established with various suppliers as part of the purchasing process. To the extent that commodity prices increase and we do not have firm pricing commitments, or if the suppliers are not able to honor such prices, we may experience unplanned costs in order to continue with our capital programs. We currently do not anticipate hedging our exposures to market risks associated with our commodities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp:

In our opinion, the accompanying consolidated balance sheets and related statements of income, of cash flows, and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Raleigh, North Carolina

February 23, 2010

Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 65,239	$ 16,979
Accounts receivable, net of allowances of $3,461 and $2,020, respectively	136,978	148,417
Inventories	644,054	581,720
Deferred income taxes	88,652	76,587
Prepaid expenses and other	31,466	43,552
Total current assets	966,389	867,255
Property, plant, and equipment, net	267,199	213,251
Investment in affiliate	1,935	1,719
Intangible assets, net	10,880	7,204
Goodwill	172,860	135,800
Deferred income taxes	5,848	33,353
Other	19,894	48,817
Total assets	$ 1,445,005	$ 1,307,399
Liabilities, Obligations Under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 71,046	$ 54,903
Accrued expenses and other liabilities	170,533	167,377
Current portion of long-term debt and capital lease obligations	740	7,341
Total current liabilities	242,319	229,621
Long-term debt and capital lease obligations	605,267	1,194,205
Other	15,265	60,344
Total liabilities	862,851	1,484,170
Commitments and contingencies		
Obligations under common stock put/call option	—	29,419
Redeemable series A and B preferred stock; $0.01 par value, 40,000,010 shares authorized; 0 shares and 1,192,310 shares issued and outstanding, respectively	—	110,535
Stockholders' equity (deficit):		
Common stock, $0.01 par value; 400,000,000 shares authorized; 122,173,274 shares and 2,856,288 shares issued and outstanding, respectively	1,212	—
Additional paid-in capital	767,032	47,017
Accumulated deficit	(186,446)	(340,335)
Accumulated other comprehensive income (loss), net of tax	356	(23,407)
Total stockholders' equity (deficit)	582,154	(316,725)
Total liabilities, obligations under common stock put/call option, redeemable preferred stock, and stockholders' equity (deficit)	$ 1,445,005	$ 1,307,399

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands, except per share amounts)

	Years Ended December 31,		
	2009	2008	2007
Net revenue:			
Product	$ 1,507,754	$ 1,334,550	$ 1,196,686
Other	25,455	39,742	21,823
Total	1,533,209	1,374,292	1,218,509
Cost of goods sold	901,077	882,157	788,152
Gross profit	632,132	492,135	430,357
Operating expenses:			
Selling, general, and administrative	289,929	227,524	189,387
Research and development	71,223	66,006	61,336
Total	361,152	293,530	250,723
Income from operations	270,980	198,605	179,634
Other non-operating (expense) income			
Interest expense, net	(74,491)	(96,640)	(110,236)
Merger termination fee	75,000	—	—
Loss on extinguishment of debt	(43,033)	—	—
Litigation settlement	—	—	12,937
Equity in earnings of affiliate	441	426	436
Total	(42,083)	(96,214)	(96,863)
Income before income taxes	228,897	102,391	82,771
(Provision) benefit for income taxes	(75,008)	(36,594)	40,794
Net income	153,889	65,797	123,565
Less dividends to preferred stockholders and other non-common stockholders' charges	(11,744)	(14,672)	(13,014)
Net income available to common stockholders	$ 142,145	$ 51,125	$ 110,551
Net income per common share			
Basic	$ 4.56	$ 39.01	$ 65.58
Diluted	$ 1.50	$ 0.71	$ 1.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 153,889	$ 65,797	$ 123,565
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,936	20,269	10,749
Amortization of deferred loan fees and debt discount	3,785	3,764	3,767
Share-based compensation expense	47,546	38,707	21,241
Amortization of deferred compensation	5,714	5,922	6,753
Write-off of unamortized debt issuance costs	12,141	—	—
Asset impairment	3,061	4,282	2,789
Provision for doubtful receivables and advances	2,858	4,978	525
Recognition of previously deferred revenue	(230)	(4,784)	—
Equity in earnings of affiliate	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment	1,196	48	(94)
Decrease (increase) in deferred tax assets	1,215	(5,488)	(79,707)
Excess tax benefits from share-based payment arrangements	(13,406)	—	—
Changes in assets and liabilities, excluding the effects of business acquisitions	(12,109)	(100,055)	37,979
Net cash provided by operating activities	234,155	33,014	127,131
Cash flows from investing activities:			
Purchase of property, plant, and equipment	(75,163)	(86,212)	(65,833)
Business acquisitions, net of cash acquired	(30,431)	(10,272)	(17,456)
Financing arrangements with third party suppliers, net of repayments	744	(16,335)	(7,866)
Net proceeds from disposals of property, plant, and equipment	7	880	322
Dividends from affiliate	225	—	188
Net cash used in investing activities	(104,618)	(111,939)	(90,645)
Cash flows from financing activities:			
Borrowings under Revolving Credit Facility	1,201,749	1,430,092	1,237,453
Repayment of borrowings under Revolving Credit Facility	(1,381,690)	(1,363,188)	(1,204,336)
Repayment of borrowings under term loans	(1,016,000)	(7,000)	(7,000)
Repayment of capital lease obligations	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	600,000	—	—
Discount on 7.75% Notes	(4,074)	—	—
Financing transaction costs	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	519,749	—	—
Costs related to initial public offering	(2,557)	—	—
Repurchases of common stock	(4,183)	(36,118)	—
Proceeds from exercises of stock options	7,581	—	—
Excess tax benefits from share-based payment arrangements	13,406	—	—
Net cash (used in) provided by financing activities	(81,472)	22,594	25,877
Effect of exchange rate changes on cash and cash equivalents	195	(157)	62
Net increase (decrease) in cash and cash equivalents	48,260	(56,488)	62,425
Cash and cash equivalents at beginning of year	16,979	73,467	11,042
Cash and cash equivalents at end of year	$ 65,239	$ 16,979	$ 73,467

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount					
Balance at December 31, 2006	2,426,792	$ —	$ —	$ —	$ (529,000)	$ 20	$ (528,980)
Net income	—	—	—	—	123,565	—	123,565
Other comprehensive loss	—	—	—	—	—	(11,655)	(11,655)
Comprehensive income	—	—	—	—	—	—	111,910
Share-based compensation cost	—	—	14,464	—	—	—	14,464
Issuance of common stock to IBR	2,146,232	—	—	—	—	—	—
Issuance of restricted stock	762,400	—	—	—	—	—	—
Forfeitures of restricted stock	(18,192)	—	—	—	—	—	—
Adoption of new income tax accounting guidance	—	—	—	—	(697)	—	(697)
Fair value of common stock issued to IBR in excess of put value	—	—	12,106	—	—	—	12,106
Interest accretion on IBR put option	—	—	(1,614)	—	—	—	(1,614)
Fair value adjustment on common stock with put/call feature	—	—	2,054	—	—	—	2,054
Balance at December 31, 2007	5,317,232	—	27,010	—	(406,132)	(11,635)	(390,757)
Net income	—	—	—	—	65,797	—	65,797
Other comprehensive loss	—	—	—	—	—	(11,772)	(11,772)
Comprehensive income	—	—	—	—	—	—	54,025
Share-based compensation cost	—	—	29,258	—	—	—	29,258
Issuance of restricted stock	42,720	—	—	—	—	—	—
Forfeitures of restricted stock	(287,784)	—	—	—	—	—	—
Repurchases of common stock	(2,215,880)	3	36,115	(36,118)	—	—	—
Retirement of common stock	—	(3)	(36,115)	36,118	—	—	—
Fair value adjustment on common stock with put/call feature	—	—	(8,942)	—	—	—	(8,942)
Interest accretion on IBR put option	—	—	(309)	—	—	—	(309)
Balance at December 31, 2008	2,856,288	—	47,017	—	(340,335)	(23,407)	(316,725)
Net income	—	—	—	—	153,889	—	153,889
Other comprehensive income	—	—	—	—	—	476	476
Reclassification of unrealized loss on derivatives to earnings	—	—	—	—	—	23,287	23,287
Comprehensive income	—	—	—	—	—	—	177,652
Share-based compensation cost	—	—	39,206	—	—	—	39,206
Issuance of restricted stock	14,464	—	—	—	—	—	—
Forfeitures of restricted stock	(16,368)	—	—	—	—	—	—
Repurchases of common stock	(251,108)	—	4,132	(4,183)	—	—	(51)
Retirement of common stock	—	—	(4,183)	4,183	—	—	—
Series A and B preferred stock dividends declared	—	—	(45,250)	—	—	—	(45,250)
Conversion of Series A and B preferred stock to common stock	88,227,868	882	154,903	—	—	—	155,785
Initial public offering	28,947,368	289	519,460	—	—	—	519,749
Costs related to initial public offering	—	—	(2,557)	—	—	—	(2,557)
Fair value adjustment on common stock with put/call feature	—	—	(6,585)	—	—	—	(6,585)
Reclassification of mezzanine equity to permanent equity upon cancellation of common stock put/call feature	—	17	39,926	—	—	—	39,943
Stock option exercises	2,394,762	24	7,557	—	—	—	7,581
Excess tax benefit from share-based compensation	—	—	13,406	—	—	—	13,406
Balance at December 31, 2009	122,173,274	$ 1,212	$ 767,032	$ —	$ (186,446)	$ 356	$ 582,154

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Notes to Consolidated Financial Statements

1. Description of Business

We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials.

The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex IGIV (Gamunex), Prolastin A1PI (Prolastin) and our recently approved next generation A1PI product, Prolastin-C, respectively. Sales of Gamunex and Prolastin together comprised 74.7%, 72.3%, and 75.8% of our net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of December 31, 2009, consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. In addition to the United States, we have operations in Germany and Canada to support our international sales and marketing activities.

On October 6, 2009, we completed our initial public offering (IPO), which resulted in net primary proceeds to us of $519.7 million. In addition, during October 2009, we amended our Revolving Credit Facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016 (7.75% Notes), at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the 7.75% Notes resulted in net proceeds to us of $583.9 million. Additional information regarding our IPO and refinancing transactions are included in Note 3, "Initial Public Offering and Use of Proceeds" and Note 11, "Long-Term Debt and Capital Lease Obligations," respectively.

As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

2. Summary of Significant Accounting Policies

Throughout our consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts and notes receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, losses under contractual obligations, leasehold impairments, deferred income taxes, income tax provisions, accruals for uncertain income tax positions, self-insurance accruals, share-based payment transactions, derivative instruments, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost due to the short period of time to maturity.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 120 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating our customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our consolidated income statements in the period in which such changes in collection become known. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. The following table summarizes our concentrations with customers that represented more than 10% of our accounts receivable, net:

	December 31,	
	2009	2008
Customer A	14.6%	15.0%
Customer B	<10%	14.0%

The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,		
	2009	2008	2007
Customer A	14.4%	12.8%	18.2%
Customer B	12.3%	12.0%	14.9%
Customer C	<10%	10.6%	10.5%

Inventories

Inventories consist of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on the first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives. We record recoveries directly to cost of goods sold after the impacted material is determined to be usable and is sold to third parties.

Pre-Approval Plasma Inventories

We capitalize the cost of unlicensed plasma into raw material inventories, when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our unlicensed plasma inventories are realizable. As part of the U.S. Food and Drug Administration (FDA) licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and quality systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established quality systems, and consistency in achieving licensure support our capitalization of unlicensed plasma inventory.

Our accounting for unlicensed plasma requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related asset.

We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (Years)
Buildings	10 to 45
Building improvements	10 to 20
Machinery and equipment	3 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

We lease various property and equipment. Leased property and equipment that meet certain criterion are capitalized and the present values of the related lease payments are recorded as liabilities. Capital lease payments are allocated between a reduction of the lease obligation and interest expense using the interest rate implicit in the lease. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life.

Business Acquisitions

Results of business acquisitions are included in our results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of the fair value of these net assets is recorded as goodwill. The accounting for business acquisitions requires us to make estimates and assumptions related to the estimated fair values of the net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, definite-lived intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill could have a significant impact on future operating results.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Definite-lived intangible assets are amortized over their useful lives. Indefinite-lived intangible assets, such as regulatory licenses, are not amortized, but are annually assessed for impairment.

Impairment Reviews

We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Notes Receivable, net

Notes receivable, net, consists of amounts owed to us by certain plasma suppliers, including accrued interest. We evaluate our notes receivable for collectibility when events or changes in circumstances indicate that the amounts owed to us may not be collectible. We record an impairment charge, based on current information and events, when it is probable that we will be unable to collect principal and interest amounts owed to us under the contractual terms of the loan agreement. Once a note receivable is determined to be impaired, we discontinue interest accruals. Measuring impairment of a loan requires the use of management's judgments and estimates, and the eventual outcomes may differ from those estimates. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. At December 31, 2009 and 2008, our notes receivable, net, amounted to $1.7 million and $21.7 million, respectively, and were included in other long-term assets on our consolidated balance sheets.

Debt Issuance Costs and Debt Discount

We capitalize costs associated with the issuance of our debt and amortize these costs to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method. Unamortized debt issuance costs are written off within total other non-operating expense, net, in our consolidated income statements when indebtedness under the related credit facility is repaid or restructured prior to maturity.

We record debt discounts as a reduction of the face amount of the related debt. Debt discounts are amortized to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method.

Financial Instruments with Characteristics of Debt and Equity

Accounting standards require that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

Our Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B preferred stock) had deemed liquidation requirements which could have potentially resulted in cash payments to the holders thereof which were beyond our control. During 2009, the Series A and B preferred stock and related unpaid dividends were converted into common stock at the election of the holder in connection with our IPO. The unrestricted and restricted common stock that we issued to employees and members of our board of directors contained various embedded put/call features that could have potentially resulted in cash payments to the holders thereof, which were beyond our control. As such, at December 31, 2008, we classified our obligations under these financial instruments outside of permanent equity on our consolidated balance sheet within obligations under common stock put/call option or redeemable preferred stock. Both our redemption rights and the participants' put rights related to the common stock were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock to permanent equity in the fourth quarter of 2009.

Revenue Recognition and Gross-to-Net Revenue Adjustments

We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenue for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been material during the periods presented.

We have agreed to reimburse certain of our international distributors for their selling, general, and administrative expenses (SG&A) under the terms of our distribution agreements. We have reflected these charges as a reduction of net revenue.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, we recognize revenue as each product is delivered or service is provided to the customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenue is recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt payment discounts. These gross-to-net revenue adjustments are described below.

We offer rebates to certain classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Adjustments for actual experience have not been material.

Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to a 2% prompt pay discount on domestic and international sales, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These types of credits are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with customers, estimated declines in market prices, and estimates of inventory held by customers. Our estimates of inventory levels at the customer are subject to inherent limitations, as our estimates may rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We regularly monitor these factors and evaluate our reserves for shelf-stock adjustments. We have not experienced significant shelf-stock adjustments during the periods presented.

Shipping and Handling

Shipping and handling costs incurred for inventory purchases are included in cost of goods sold in our consolidated income statements. Shipping and handling costs incurred to warehouse, pick, pack, and prepare inventory for delivery to customers are included in SG&A in our consolidated income statements. Shipping and handling costs included in SG&A amounted to $3.6 million, $3.5 million, and $3.4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Advertising Costs

The costs of advertising are expensed as incurred within SG&A in our consolidated income statements. Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $10.2 million, $10.5 million, and $9.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Research and Development Expenses

Research and development (R&D) expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors, estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held

Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

We estimate the fair value of stock options at the grant date using the Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options, and resulting compensation expense, could be different.

The stock options that we granted to employees typically have had service-based and performance-based components. Stock option grants, restricted stock and restricted stock unit (RSU) awards to non-employee directors are service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

Litigation Accruals

We record an accrual for our exposures to our various litigation matters as a charge to our consolidated income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 13, "Commitments and Contingencies."

Environmental Costs

We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience, and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2009 and 2008, no environmental related assets or liabilities are reflected on our consolidated balance sheets as no amounts are probable or estimable.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Interest Costs

We capitalize a portion of the interest costs we incur during the construction of long-lived assets, primarily plant and equipment, as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related capital spending during the construction period. We incurred interest costs related to our debt and interest rate swap contracts of $72.8 million, $97.2 million, and $110.2 million for the years ended December 31, 2009, 2008, and 2007, respectively, of which $2.0 million, $2.3 million, and $2.0 million, respectively, were capitalized related to the construction of property and equipment.

Derivative Financial Instruments

All derivative financial instruments are recorded on our consolidated balance sheets as assets or liabilities and measured at fair value, which considers the instrument's term, notional amount, discount rate, credit risk, and other factors. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings. When determining the fair value of our derivative financial instruments, we analyze the instruments from a market participant's perspective to determine a hypothetical exit price to the counterparty. At December 31, 2009, our derivative financial instruments consisted of two interest rate cap contracts. At December 31, 2008, our derivative financial instruments consisted of five variable-to-fixed interest rate swap contracts and two interest rate cap contracts.

Fair Value of Financial Instruments

Effective November 1, 2008, we adopted new fair value accounting guidance for financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The guidance does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy to classify the source of the information. The guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. At December 31, 2008, the fair value of our interest rate swaps was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data.

At December 31, 2009, the estimated fair value of our 7.75% Notes was $607.9 million. We calculated the fair value by reference to open bid/ask quotations of our 7.75% Notes at December 31, 2009. We had no amounts outstanding under our variable rate Revolving Credit Facility at December 31, 2009. At December 31, 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses other liabilities, approximate fair value due to the short duration of the instruments.

Comprehensive Income

Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' equity (deficit).

The following table includes information regarding our other comprehensive income (loss):

	Gross Amount	Tax Effect	Net Amount
Year ended December 31, 2009			
Foreign currency translation adjustments	$ 232	$ —	$ 232
Additional minimum pension liability	244	—	244
Reclassification of unrealized loss on derivatives to earnings	37,513	(14,226)	23,287
Other comprehensive income	$ 37,989	$ (14,226)	$ 23,763
Year ended December 31, 2008			
Foreign currency translation adjustments	$ (216)	$ —	$ (216)
Net unrealized loss on derivative financial instruments	(18,477)	6,973	(11,504)
Additional minimum pension liability	(52)	—	(52)
Other comprehensive loss	$ (18,745)	$ 6,973	$ (11,772)
Year ended December 31, 2007			
Foreign currency translation adjustments	$ 128	$ —	$ 128
Net unrealized loss on derivative financial instruments	(19,036)	7,253	(11,783)
Other comprehensive loss	$ (18,908)	$ 7,253	$ (11,655)

The following table includes information regarding our accumulated other comprehensive income (loss):

	December 31,	
	2009	2008
Foreign currency translation adjustments	$ 164	$ (68)
Net unrealized loss on derivative financial instruments	—	(23,287)
Additional minimum pension liability	192	(52)
Accumulated other comprehensive income (loss)	$ 356	$ (23,407)

During the year ended December 31, 2009, we settled and terminated our interest rate swap contracts, which resulted in a loss of $30.9 million. Our accumulated other comprehensive loss at December 31, 2008 included $23.3 million, net of taxes, related to unrealized losses associated with our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

Foreign Currency Translation

For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' equity (deficit). We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred within SG&A in our consolidated income statements. We incurred foreign currency transaction gains (losses) of $1.9 million, $(1.0) million, and $5.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Business Segments

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products result from a common manufacturing process based on a single feedstock.

Earnings per Share

We calculate basic earnings per share based upon the weighted average number of common shares outstanding. We calculate diluted earnings per share based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance; however, earlier application is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis of that date. We have evaluated subsequent events up through February 23, 2010, the date that we filed our audited consolidated financial statements with the U.S. Securities and Exchange Commission.

In April 2009, the FASB issued new accounting guidance concerning application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We expect to be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, we may be required in fiscal 2015 to prepare financial statements in accordance with IFRS. However, the SEC announced it will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

In March 2008, the FASB revised authoritative guidance for disclosures about derivative financial instruments and hedging activities. This guidance requires disclosures about derivatives and hedging activities including enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not materially impact our financial statement disclosures.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

In December 2007, the FASB issued authoritative guidance, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. The authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements based on our current ownership interests.

3. Initial Public Offering and Use of Proceeds

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share, at an offering price of $19.00 per share. Our IPO included 28,947,368 shares newly issued and sold by us and 27,052,632 shares sold by the selling stockholder, Talecris Holdings, LLC, including 6,000,000 shares sold by the selling stockholder pursuant to the underwriters' option to purchase additional shares. After deducting the payment of underwriters' discounts and commissions, the net primary proceeds to us from the sale of shares in our IPO were approximately $519.7 million, which we used to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We did not receive any proceeds from the sale of shares by the selling stockholder. In addition to the $30.3 million of underwriters' discounts and commissions deducted from the offering proceeds, we incurred other offering costs of $3.9 million, of which $1.3 million is included in SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. At December 31, 2009, approximately $0.2 million of accrued offering expenses were payable to underwriters.

4. Definitive Merger Agreement with CSL Limited (CSL)

On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million, which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $8.2 million and $5.1 million, excluding fringe benefits, during the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

5. Business Acquisitions

In November 2006, we acquired certain assets and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR) pursuant to an Asset Purchase Agreement (APA). On June 9, 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA, and as a result, we issued 2,146,232 shares of our common stock to IBR in June 2007, of which 544,568 shares were immediately delivered to IBR and 1,601,664 shares were placed in escrow to secure against breaches and warranties under the APA. The shares placed in escrow were subsequently released to IBR during 2008 either through subsequent amendments to the APA or as the breaches and warranties provision lapsed.

The total fair value of the accelerated consideration of our common stock was determined to be $45.6 million, based upon the then fair value per share of our common stock as determined by our board of directors, of which $8.6 million was considered to be an inducement for IBR to enter into the June 9, 2007 Purchase and Sale of Assets Agreement (June 2007 Agreement) and the June 9, 2007 Plasma Supply Agreement, and $37.0 million was considered to be additional purchase price, and recorded as goodwill.

The $8.6 million inducement was initially recorded as an other long-term asset on our consolidated balance sheet and was allocable to the purchase price of plasma collection centers acquired from IBR under the June 2007 Agreement. At December 31, 2008, $6.0 million related to the inducement remained in other long-term assets on our consolidated balance sheet. As of December 31, 2009, the entire inducement has been allocated to the purchase price of plasma collection centers acquired during 2009 under the June 2007 Agreement.

IBR had the right to put the shares of our common stock back to us for cash ($15.61 per common share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007, and as a result we accreted our obligation to a maximum put value of $35.1 million. The difference between the put value and the fair value of the common stock on June 9, 2007 of $12.1 million was recorded as additional paid-in capital during the year ended December 31, 2007.

In January 2008, IBR exercised their put right, as amended, for 1,185,232 common shares, which we repurchased in February 2008. In March 2008, IBR exercised their put right, as amended, for the remaining 961,000 common shares, which we repurchased in April 2008. The repurchased shares were retired and the embedded put feature was cancelled.

The following table summarizes our purchase accounting for plasma collection centers acquired from IBR under the June 2007 Agreement. The plasma collection centers were acquired to support our plasma supply vertical integration strategy. The plasma collection centers' results of operations have been included in our consolidated financial statements from their respective date of acquisition.

	Years Ended December 31,		
	2009	2008	2007
Payments at closing	$ 5,181	$ 2,147	$ 16,211
Notes receivable and other advances	44,540	10,430	—
Performance incentive payments	837	843	—
Allocable portion of accelerated contingent consideration	6,020	2,580	—
Transaction costs	—	56	475
Total purchase price	$ 56,578	$ 16,056	$ 16,686
Cash and cash equivalents	$ 62	$ 21	$ 55
Inventory	5,416	1,778	2,209
Other current assets	183	—	—
Property, plant, and equipment	10,181	1,814	1,095
Intangible assets—regulatory licenses	3,860	840	280
Goodwill	37,060	11,643	13,089
Total assets acquired	56,762	16,096	16,728
Current liabilities assumed	(184)	(40)	(42)
Total purchase price	$ 56,578	$ 16,056	$ 16,686
Number of plasma collection centers acquired	12	3	3

The purchase price for the plasma collection centers acquired from IBR during 2009 and 2008 consists of various loans and advances made to IBR and performance incentive payments for achieving certain milestones related to the timing of plasma collection center openings. The purchase price also includes the allocable portion of accelerated contingent consideration due to IBR as discussed above. We have no further financing commitments to IBR under the terms of our June 2007 Agreement.

6. Goodwill and Intangible Assets

Changes to the carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows:

Balance at December 31, 2007	$ 124,157
Acquisitions of plasma collection centers from IBR	11,643
Balance at December 31, 2008	135,800
Acquisitions of plasma collection centers from IBR	37,060
Balance at December 31, 2009	$ 172,860

Additional information regarding our business acquisitions is included in Note 5, "Business Acquisitions."

We assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate that impairment may have occurred. The impairment test requires us to allocate goodwill to our reporting units and estimate the fair value of the reporting unit that contained goodwill. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we would record an impairment loss determined by the excess of the carrying amount of the reporting unit's goodwill over its implied fair value.

We have assessed goodwill at the reporting unit level. We allocated our Company's enterprise value to our reporting units based upon their relative contributions to one of our principal operating performance measures, adjusted EBITDA. We determined that the allocated fair value of the reporting unit exceeded its carrying value, and as a result, no adjustment to our recorded goodwill was required at December 31, 2009.

At December 31, 2009, we had $10.9 million of intangible assets recorded on our consolidated balance sheet, all of which were indefinite-lived regulatory licenses associated with our plasma collection centers. At December 31, 2008, we had $7.2 million of intangible assets recorded on our consolidated balance sheet, of which $7.0 million were indefinite-lived regulatory licenses associated with our plasma collection centers. We incurred minimal intangible asset amortization expense for the periods presented. We performed our annual impairment testing of indefinite-lived intangible assets as of December 31, 2009, which resulted in no impairment of the recorded amounts.

7. Collaborative and Other Agreements

Distribution Services and Supply Agreements with Bayer

We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. We have since terminated these agreements with Bayer as we have developed internal capabilities, or in certain cases, contracted with unaffiliated third parties, to assume these functions. During the years ended December 31, 2008 and 2007, we repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where we terminated our distribution agreement.

Supply and Service Agreement

We have a Supply and Service Agreement, as amended, through 2012 to provide albumin to an unaffiliated third party, which is used in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $5.5 million, $8.6 million, and $7.4 million under this agreement for the years ended December 31, 2009, 2008, and 2007, respectively, which have been recorded in other net revenue in our consolidated income statements.

Licensed Technology

We licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million during 2007, of which 33% is refundable under certain conditions. We recognized $2.6 million of the licensing fee during 2008 as a result of the completion of a portion of our performance obligations, which we recorded within other net revenue in our consolidated income statement. The remaining portion has been deferred on our consolidated balance sheets at December 31, 2009 and 2008. We will recognize the remaining portion of the deferred licensing fee once our remaining performance obligations have been completed. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalates with volume.

Litigation Settlement

We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided us with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparties.

We incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in our consolidated income statement. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement in other non-operating income in our consolidated income statement. During the years ended December 31, 2009, 2008, and 2007, we recorded $10.6 million, $8.7 million, and $1.7 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

8. Inventories and Cost of Goods Sold

Inventories consisted of the following:

	December 31,	
	2009	2008
Raw material	$ 171,866	$ 155,055
Work-in-process	312,178	306,950
Finished goods	160,010	119,715
Total inventories	$ 644,054	$ 581,720

Our raw material inventories include unlicensed plasma and related testing costs of $7.6 million and $8.2 million at December 31, 2009 and 2008, respectively, which we believe are realizable.

Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

Our cost of goods sold includes $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Plasma Center current Good Manufacturing Practices (cGMP) Issue

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. We do not expect to recognize significant further recoveries of the impacted inventories.

Customer Settlement

We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

Unplanned Plant Maintenance

During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned plant maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories. There was no impact to the carrying value of inventories.

Gamunex IGIV Production Incident

In March 2005, prior to our formation as Talecris, a production incident occurred at our Clayton, North Carolina facility, which resulted in a write-off of Gamunex IGIV that had elevated levels of IgM antibodies. During March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

9. Property, Plant, and Equipment, net

Property, plant, and equipment, net, consisted of the following:

	December 31,	
	2009	2008
Land	$ 4,136	$ 4,136
Buildings and improvements	68,417	47,764
Machinery and equipment	102,887	67,446
Furniture and fixtures	5,492	4,996
Computer hardware and software	54,761	42,762
Capital leases of buildings	8,374	6,639
	244,067	173,743
Less: accumulated depreciation and amortization	(62,463)	(36,308)
	181,604	137,435
Construction in progress	85,595	75,816
Total property, plant, and equipment, net	$ 267,199	$ 213,251

Depreciation expense was $28.8 million, $20.1 million, and $10.5 million for the years ended December 31, 2009, 2008, and 2007, respectively.

During 2009 and 2008, we recorded impairment charges of $3.1 million and $3.6 million, respectively, primarily within cost of goods sold in our consolidated income statements related primarily to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open.

During 2007, we recorded an impairment charge related to equipment of $2.8 million as a result of the discontinuation of a capital project, which is included in cost of goods sold in our consolidated income statement.

10. Investment in Affiliate

At December 31, 2009, we had a 30% interest in the Class 1 common stock of Centric Health Resources, Inc. (Centric). Our investment in Centric is accounted for using the equity method of accounting based on our assessment that our interest allows us to exercise significant influence, but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients which escalates with volume. The total fees for such services for the years ended December 31, 2009, 2008, and 2007 were $20.3 million, $17.5 million, and $14.5 million, respectively. The majority of these fees are recorded within cost of goods sold in our consolidated income statements. The value of the finished goods inventories that Centric held on our behalf was $7.1 million and $8.9 million at December 31, 2009 and 2008, respectively.

11. Long-Term Debt and Capital Lease Obligations

We were obligated under the following debt instruments:

	December 31, 2009	December 31, 2008
Revolving Credit Facility	$ —	$ 179,941
7.75% Notes	600,000	—
Discount on 7.75% Notes	(3,954)	—
First Lien Term Loan	—	686,000
Second Lien Term Loan	—	330,000
Capital lease obligations	9,961	5,605
Total debt and capital lease obligations	606,007	1,201,546
Less: current maturities	(740)	(7,341)
Long-term debt and capital lease obligations, net of current maturities	$ 605,267	$ 1,194,205

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO discussed in Note 3, "Initial Public Offering and Use of Proceeds," and the net proceeds to us of $583.9 million from the refinancing transactions discussed below:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Amortization	December 31, 2009
Revolving Credit Facility	$ 179,941	$ (124,348)	$ —	$ (55,593)	$ —	$ —
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)
Total indebtedness	$ 1,195,941	$ (129,598)	$ (519,749)	$ 49,332	$ 120	$ 596,046

In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the Revolving Credit Facility amendment. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving Credit Facility	$ 3,014	$ —	$ 1,545	$ (1,041)	$ 3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942
Total deferred debt issuance costs	$ 17,387	$ (12,141)	$ 14,879	$ (3,665)	$ 16,460

Deferred debt issuance costs are recorded within other long-term assets on our consolidated balance sheets and are amortized to interest expense, net, in our consolidated income statements on a straight-line basis, which approximates the effective yield amortization method, over the term of the related credit facility.

7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries' ability to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

In connection with the sale of the 7.75% Notes, we and our subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which we are obligated, by April 19, 2010, to file with Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of ours. If we are not able to effect this exchange offer, we have agreed to file a shelf registration statement relating to re-sales of the 7.75% Notes. We will be obligated to pay damages consisting of additional interest on the 7.75% Notes if, within the periods specified in the Registration Rights Agreement, we do not file the exchange offer registration statement or the shelf registration statement or we do not comply with certain other obligations under the Registration Rights Agreement.

Revolving Credit Facility

We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. At December 31, 2009, $2.0 million was being utilized for letters of credit and $323.0 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2009, 2008, and 2007, the weighted average interest rates of our Revolving Credit Facility were 2.79%, 4.79%, and 7.90%, respectively. At December 31, 2008, the interest rates on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively. No amounts were outstanding under the Revolving Credit Facility at December 31, 2009.

The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met as described below, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

First and Second Lien Term Loans

Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66%, 6.60%, and 9.07% for the years ended December 31, 2009, 2008, and 2007, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68%, 9.63%, and 12.13% for the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2008, the interest rates on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

Interest Rate Swaps and Caps

We used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, approximately $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

At December 31, 2008, we had five variable-to-fixed interest rate swap contracts with an aggregate notional amount of $500.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on our consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

Additional Information Regarding Our Financial Covenants

The lenders under our Revolving Credit Facility use adjusted EBITDA as the basis of calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are measures our lenders use to monitor our performance and ability to generate positive cash flows.

Adjusted EBITDA is defined in our Revolving Credit Facility as net income plus net interest expense, depreciation and amortization, income taxes, and other adjustments. Other adjustments include, but are not limited to, the following to the extent that they are included in net income:

- Write-offs, write-downs, asset revaluations and other non-cash charges, losses, and expenses, including non-cash equity compensation expense;
- Impairments of intangibles and goodwill;
- Extraordinary gains and losses;

>> Fees paid pursuant to our Management Agreement, as amended, with Talecris Holdings, LLC, which was terminated in connection with our IPO;

>> Fees and expenses incurred in connection with transactions and permitted acquisitions and investments;

>> Extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring, and "carve-out" expenses;

>> Legal, accounting, consulting, and other expenses relating to the potential or actual issuance of equity interests, including an initial public offering of common stock;

>> Costs associated with our Special Recognition Bonuses; and

>> Other items.

12. Income Taxes

Components of our provision (benefit) for income taxes are as follows:

	Years Ended December 31,		
	2009	2008	2007
Current provision:			
Federal	$ 68,960	$ 28,639	$ 24,394
State and local	3,421	4,590	5,438
Foreign	1,348	1,776	1,919
Total current provision	73,729	35,005	31,751
Deferred provision (benefit):			
Federal	69	7	(14,464)
State and local	1,210	1,582	(2,327)
Total deferred provision (benefit)	1,279	1,589	(16,791)
Change in valuation allowance	—	—	(55,754)
Provision (benefit) for income taxes	$ 75,008	$ 36,594	$ (40,794)

A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Years Ended December 31,		
	2009	2008	2007
Amount computed at statutory rate	$ 80,114	$ 35,837	$ 28,969
State income taxes (net of Federal benefit)	4,291	4,059	3,201
Research and development credits	(7,732)	(4,052)	(10,034)
State tax credits (net of Federal benefit)	(871)	(600)	(1,895)
Federal benefit of tax deductions for qualified production activities	(2,764)	(2,037)	(2,166)
Capitalized transaction costs	(2,352)	584	2,087
Nondeductible meals and entertainment expenses	504	425	520
Bayer settlement	—	—	(3,150)
Other	3,818	2,378	(2,572)
Change in valuation allowance	—	—	(55,754)
Provision (benefit) for income taxes	$ 75,008	$ 36,594	$ (40,794)

We calculate a provision for, or benefit from, income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2009	**2008**
Current:		
Deferred income tax assets:		
Allowances on accounts receivable	$ 11,020	$ 6,825
Inventories	23,928	25,023
Revenue recognition	7,857	6,148
Stock-based compensation	30,952	20,085
Deferred bonuses	4,617	9,980
Accrued expenses	4,568	4,683
State tax credit carry-forward	3,195	2,991
Other	3,543	1,782
Total deferred income tax assets	89,680	77,517
Deferred income tax liabilities:		
Other liabilities	(1,028)	(930)
Total deferred income tax liabilities	(1,028)	(930)
Net current deferred income tax assets	$ 88,652	$ 76,587
Non-current:		
Deferred income tax assets:		
Property, plant, and equipment	$ 14,170	$ 23,615
Interest rate swaps and caps	—	14,225
Other	252	—
Total deferred income tax assets	14,422	37,840
Deferred income tax liabilities:		
Intangibles	(8,574)	(3,973)
Other	—	(514)
Total deferred income tax liabilities	(8,574)	(4,487)
Net non-current deferred income tax assets	$ 5,848	$ 33,353
Net deferred income tax assets	$ 94,500	$ 109,940

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets during the third quarter of 2007. The release of the valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

At December 31, 2009, we had state tax credit carryforwards of $4.9 million that will start expiring in 2013. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

We adopted new income tax accounting guidance on January 1, 2007, which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based upon the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The new accounting guidance also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of this accounting guidance resulted in a decrease to retained earnings of approximately $0.7 million.

The following table summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at January 1, 2007	$	6,893
Additions for tax positions taken in the current year		2,959
Reductions for tax positions taken in a prior year		(2,967)
Unrecognized tax benefits at December 31, 2007		6,885
Additions for tax positions taken in the current year		3,626
Reductions for tax positions taken in a prior year		(521)
Unrecognized tax benefits at December 31, 2008		9,990
Additions for tax positions taken in the current year		3,899
Reductions for tax positions taken in a prior year		(1,642)
Unrecognized tax benefits at December 31, 2009	$	12,247

As of December 31, 2009, our total gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized. Interest and penalties related to unrecognized tax benefits are included in income tax expense. No material interest or penalties were incurred during the years presented.

The Internal Revenue Service (IRS) recently completed the fieldwork related to the audit of our 2005, 2006, and 2007 Federal income tax returns. The Joint Committee on Taxation returned the 2005, 2006 and 2007 Federal income tax audit to the IRS field agent for additional review. The case will be resubmitted to the Joint Committee on Taxation and is likely to be finalized following their review. We do not believe that the outcome of this examination will have a material adverse impact on our consolidated financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we will resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, 2006, and 2007, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease the unrecognized tax benefits for all open tax years. Settlement could increase earnings in an amount ranging from $0 to $4.7 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

We have analyzed our filing positions for all open years in all significant Federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2009.

13. Commitments and Contingencies

Leases

We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Future minimum lease payments required under our capital leases and non-cancellable operating leases as of December 31, 2009 are as follows:

	Capital Leases	Non-cancellable Operating Leases
2010	$ 1,740	$ 16,727
2011	1,762	12,401
2012	1,784	7,857
2013	1,810	4,501
2014	1,778	3,212
Thereafter	6,283	5,788
Total future minimum lease payments	15,157	$ 50,486
Less: amounts representing interest	(5,196)	
Present value of net minimum lease payments	9,961	
Less: current portion of capital lease obligations	(740)	
Total	$ 9,221	

In the preceding table, the future minimum annual rentals payable under non-cancellable leases denominated in foreign currencies have been calculated based upon the December 31, 2009 foreign currency exchange rates. Rental cost was approximately $16.6 million, $14.8 million, and $13.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Employment Agreements

We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of restricted stock and/or stock options, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the Company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

Customer Commitments

We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At December 31, 2009, we currently anticipate being able to fill these supply agreements in the foreseeable future and we do not consider our potential exposure for unfilled customer orders to be material.

Litigation

We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of settlement, unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. The motion was unopposed and subsequently granted on January 30, 2009. On July 7 and July 9, 2009, the PTO mailed Notices of Intent to Issue Reexamination Certificates without amending the claims of the patents in dispute. Neither party has yet filed motions to resume the litigation. We believe the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the pre-payment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma.

In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. The two cases are proceeding in parallel with trial in the state court set for May 24, 2010. During the year ended December 31, 2008, we recorded provisions of $4.2 million related to the notes receivable and advances within SG&A, due to uncertainty regarding collection.

Foreign Corrupt Practices Act

We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, but our investigation is also reviewing sales practices in other countries as determined appropriate.

In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we have suspended shipments to some of these countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business could have a material adverse effect on us or our results of operations. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our consolidated financial statements as of December 31, 2009.

As of December 31, 2009, we have $2.4 million of accounts receivable outstanding with customers related to this matter, which we fully reserved during 2009.

Pharmaceutical Pricing Agreement under the Public Health Service Program

In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania ("USAO"). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement ("PPA") under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

Exclusive License Agreements with Crucell N.V. (Crucell)

During September 2008, we entered into an exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $2.5 million, which we recorded in R&D in our consolidated income statement during the year ended December 31, 2008. We could be required to pay up to $29.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3.5% and 6%, based on the related net sales of the product.

During December 2008, we entered into another exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $1.5 million, which we recorded in R&D in our consolidated income statement for the year ended December 31, 2008. During the year ended December 31, 2009, we paid $0.5 million to Crucell, which is included in R&D in our consolidated income statement. We could be required to pay up to $18.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3% and 5%, based on the related net sales of the product.

Under the terms of both exclusive license agreements with Crucell, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

Purchase Commitments

We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services. At December 31, 2009, our purchase commitments, generally subject to annual price negotiations, are as follows:

2010	$	202,307
2011		162,615
2012		101,385
2013		86,307
2014		52,947
Thereafter		113,969
Total	$	719,530

An inability of any of our suppliers to satisfy their obligations in a timely manner could cause a disruption in our plasma supply, which could materially adversely affect our business.

At December 31, 2009, we have commitments for capital spending to be made in 2010 totaling $31.6 million.

Environmental Matters

Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons, and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2009 and 2008, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of manufacturing and plasma collection facilities, procedures, and processes. If in the course of an inspection, the FDA or other regulatory authority notes conditions they believe are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

14. Related Party Transactions

We consider Cerberus and Ampersand to be related parties during the periods presented. As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

We had a Management Agreement, as amended, with Cerberus-Plasma Holdings, LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we were charged a management fee equal to 0.5% of our net sales for advisory services related to a number of topics including strategy, acquisitions, financing, and operational matters. We also have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us outside of the scope of the Management Agreement, as amended. The Management Agreement, as amended, was terminated as of September 30, 2009 in connection with our IPO.

We have an equity investment in Centric as further discussed in Note 10, "Investment in Affiliate;" therefore, we consider Centric to be a related party during the periods presented.

The following table summarizes our related party transactions for the years ended December 31, 2009, 2008, and 2007 and our related party accounts payable balances at December 31, 2009 and 2008:

Related Party	Activity/Transaction	Expenses
	Year Ended December 31, 2009	
Centric	Product distribution and other services	$ 20,306
Cerberus/Ampersand	Management fees	$ 5,715
Cerberus	Operational support	$ 608
	Year Ended December 31, 2008	
Centric	Product distribution and other services	$ 17,508
Cerberus/Ampersand	Management fees	$ 6,871
Cerberus	Operational support	$ 4,184
	Year Ended December 31, 2007	
Centric	Product distribution and other services	$ 14,509
Cerberus/Ampersand	Management fees	$ 6,097
Cerberus	Operational support	$ 867

		Payable	
		December 31,	
Related Party	Activity/Transaction	2009	2008
Centric	Product distribution and other services	$ 5,537	$ 3,690
Cerberus/Ampersand	Management fees	$ —	$ 2,007
Cerberus	Operational support	$ 349	$ 708

15. Equity Transactions

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share. Additional information regarding our IPO is included in Note 3, "Initial Public Offering and Use of Proceeds."

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. Additional information regarding our Series A and B preferred stock is included in Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock."

During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $35.4 million at a put value of $15.61 per share plus accrued charges. The shares were issued to IBR during the year ended December 31, 2007 as a result of the acceleration of the contingent consideration provision of our November 2006 Asset Purchase Agreement, as amended. Additional information regarding the shares repurchased from IBR is included in Note 5 "Business Acquisitions."

During the year ended December 31, 2008, our board of directors approved the retirement of 2,212,640 shares of our common stock held in treasury, and approved that shares of our common stock repurchased in the future would be immediately retired by the Company.

Information regarding employee share-based compensation is included in Note 17, "Share-Based Compensation."

16. Redeemable Series A and B Senior Convertible Preferred Stock

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. The fair value of the as-converted common stock was $1.676 billion on the conversion date based upon our IPO price per common share of $19.00.

At December 31, 2008, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were issued and outstanding, both of which entitled the holders to cumulative dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. Each share of Series A and B preferred stock was convertible at the election of the holder into 72 shares of our common stock. Holders of the Series A and B preferred stock were entitled to ten votes per share of the as-converted common stock. At December 31, 2008, undeclared dividends related to the Series A and B preferred stock totaled $33.5 million. The fair value of the Series A and B preferred stock was $1.427 billion at December 31, 2008, excluding unpaid undeclared dividends.

17. Share-Based Compensation

In connection with our IPO, we ceased further grants under our 2005 Stock Option and Incentive Plan and 2006 Restricted Stock Plan. The Talecris Biotherapeutics Holdings Corp. 2009 Long-Term Incentive Plan (2009 Plan), which was adopted by our board of directors on August 7, 2009, became effective in connection with our IPO. The 2009 Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, RSU's, unrestricted shares of common stock, deferred share units, and performance awards. Our employees, directors, and consultants are eligible to receive awards under the 2009 Plan. The maximum number of shares that we may issue for all awards under the 2009 Plan is 7,200,000. As of December 31, 2009, 6,112,896 shares remain available for grant under the 2009 Plan.

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. In connection with stock option exercises and restricted share vesting, we recognized net tax benefits of $20.4 million and $3.3 million for the years ended December 31, 2009 and 2008, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $13.4 million during the year ended December 31, 2009.

Share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was as follows:

	Stock Options			
Year Ended December 31, 2009	Service-Based	Performance-Based	Restricted Stock	RSU's
SG&A	$ 27,246	$ 4,102	$ 9,402	$ 218
R&D	1,295	415	535	58
Cost of goods sold	2,585	854	836	—
Total expense	$ 31,126	$ 5,371	$ 10,773	$ 276

	Stock Options			
Year Ended December 31, 2008	Service-Based	Performance-Based	Restricted Stock	Total
SG&A	$ 16,245	$ 7,992	$ 9,543	$ 33,780
R&D	1,011	815	535	2,361
Cost of goods sold	975	854	737	2,566
Total expense	$ 18,231	$ 9,661	$ 10,815	$ 38,707

	Stock Options			
Year Ended December 31, 2007	Service-Based	Performance-Based	Restricted Stock	Total
SG&A	$ 4,697	$ 7,406	$ 6,509	$ 18,612
R&D	117	743	536	1,396
Cost of goods sold	484	464	285	1,233
Total expense	$ 5,298	$ 8,613	$ 7,330	$ 21,241

During the years ended December 31, 2009, 2008, and 2007, we capitalized $4.0 million, $4.0 million, and $2.3 million of share-based compensation cost within inventory. Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statements primarily within twelve months.

The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2009 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted-Average Period (Years)
Stock options	$ 9,878	1.75
Restricted share awards	6,977	0.66
RSU's	7,912	3.25
Total	$ 24,767	1.92

In addition to the unrecognized compensation cost included in the table above, at December 31, 2009, $3.2 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily during 2010. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our board of directors or its compensation committee.

Stock Options

Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of our common stock at a price per share equal to the exercise price, are accounted for at fair value at the date of the grant. Option awards are granted with an exercise price at least equal to the fair value of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our board of directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to members of our board of directors are service-based only. Our stock options generally expire ten years after the date of grant, or earlier if an option holder ceases to be employed by the Company. Stock option exercises are settled with newly issued common stock previously authorized and available for issuance.

The following is a summary of stock option activity for the years ended December 31, 2009, 2008, and 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	10,454,424	$ 2.72		
Granted	2,637,152	$ 21.21		
Forfeited	(159,232)	$ 8.54		
Outstanding at December 31, 2007	12,932,344	$ 6.42		
Granted	2,291,304	$ 10.98		
Forfeited	(945,232)	$ 2.98		
Outstanding at December 31, 2008	14,278,416	$ 6.96		
Granted	638,472	$ 18.91		
Forfeited	(392,688)	$ 4.89		
Exercised	(2,394,762)	$ 3.17		
Outstanding at December 31, 2009	12,129,438	$ 8.40	6.7	$ 168,235
Exercisable at December 31, 2009	8,711,838	$ 8.16	5.8	$ 122,924
Vested and expected to vest at December 31, 2009	12,111,507	$ 8.40	6.7	$ 167,987

At December 31, 2008 and 2007, stock options with a weighted average exercise price of $4.02 and $2.15 were exercisable for 6,950,872 shares and 4,426,880 shares, respectively. Our estimate of the stock options vested and expected to vest at December 31, 2009 considers an expected forfeiture rate of 3%.

The aggregate intrinsic value in the table above represents the difference between the $22.27 closing price of our common stock as reported by The NASDAQ Global Select Market on December 31, 2009 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total intrinsic value and net cash proceeds to us from stock option exercises during the year ended December 31, 2009 were $41.6 million and $7.6 million, respectively. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock. The total fair value of stock options that vested during the years ended December 31, 2009, 2008, and 2007 were $72.5 million, $24.7 million, and $20.2 million, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2008, and 2007 were $9.49, $4.35, and $11.65, respectively. We estimated the fair value of stock options at their grant date using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of stock options could be different. The following weighted-average assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2009, 2008, and 2007:

	Years Ended December 31,		
	2009	2008	2007
Risk-free interest rate	2.66%	2.65%	5.00%
Expected term (life)	5.97	5.20	6.20
Expected volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options is reflective of our historical experience, vesting schedules, and contractual terms. There is limited trading history for our common stock; therefore, our application of the Black-Scholes option pricing model incorporated historical volatility measures of similar public companies. We currently do not expect to pay dividends in the future. We generally apply a 3% annual forfeiture rate to the options granted over the term of the award. This rate is calculated based upon historical attrition rates and represents an estimate of the granted options not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods.

Restricted Stock Units

RSU's, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. We granted 483,100 RSU's in connection with our IPO. These RSU's will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the award holder being employed on the vesting date. The aggregate fair value of the RSU's was $8.4 million, which will be recognized as compensation expense ratably through April of 2013. The following is a summary of RSU activity for the year ended December 31, 2009:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	—	—		
Granted	483,100	$ 19.00		
Forfeited	(3,076)	$ 19.00		
Outstanding at December 31, 2009	480,024	$ 19.00	3.25	$ 10,690

Restricted Stock

Restricted shares of our common stock, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. Restricted share awards vest on terms determined by our board of directors or its compensation committee at the time of the grant. The majority of our restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or a change in control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends declared with respect to our common stock will vest at the same time as the underlying restricted stock award. At December 31, 2009, vested and unvested restricted stock awards represented 2.1% of all shares of our common stock outstanding.

The following is a summary of restricted share activity for the years ended December 31, 2009, 2008, and 2007:

	Shares	Weighted Average Grant Date Fair Value
December 31, 2006 unvested shares outstanding	2,066,792	$ 11.00
Granted	762,400	$ 21.25
Forfeited	(18,192)	$ 11.00
December 31, 2007 unvested shares outstanding	2,811,000	$ 13.78
Granted	42,720	$ 9.88
Forfeited	(287,784)	$ 11.00
Vested	(870,432)	$ 13.45
December 31, 2008 unvested shares outstanding	1,695,504	$ 14.40
Granted	14,464	$ 16.63
Forfeited	(16,368)	$ 11.00
Vested	(779,744)	$ 13.50
December 31, 2009 unvested shares outstanding	913,856	$ 15.27

The total fair value of restricted shares that vested during the years ended December 31, 2009 and 2008 were $13.0 million and $8.6 million, respectively.

The common shares that we have issued to employees and members of our board of directors had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or "put," the shares of our common stock back to us at fair market value in the event of a participant's termination of service due to death or disability. In addition, we had the right to repurchase, or "call," the shares of our common stock upon a participant's termination of continuous service, as defined. Both our redemption rights and the participants' put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock from obligations under common stock put/call option to permanent equity on our consolidated balance sheets during the year ended December 31, 2009. At December 31, 2008, $29.4 million was recorded in obligations under common stock put/call option on our consolidated balance sheet.

Other Information about our Stock Option Plan

During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during the third quarter of 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and during the second quarter of 2008, the compensation committee also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

During the third quarter of 2007, the compensation committee of our board of directors approved an amendment to our then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

During the third quarter of 2007, the compensation committee of our board of directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

During the first quarter of 2007, the compensation committee of our board of directors approved the 2007 corporate objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2008.

18. Employee Benefit Plans

Savings Plan and Profit Sharing Plan

We have a defined contribution plan (Savings Plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. We match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $7.8 million for both the years ended December 31, 2009 and 2008 and $6.3 million for the year ended December 31, 2007, and is recorded consistent with each participant's salary.

Under the profit sharing portion of the Savings Plan, we may elect to contribute to eligible employees' Savings Plan accounts up to 3% of their eligible earnings, as defined. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our board of directors, based upon the attainment of certain financial targets as established by the compensation committee. Our cost for the profit sharing portion of the Savings Plan was $5.8 million, $7.9 million, and $6.3 million for the years ended December 31, 2009, 2008, and 2007, respectively, and is recorded consistent with each participant's salary.

Supplemental Savings Plan

We have a Supplemental Savings Plan, which is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Our costs related to the Supplemental Savings Plan for the periods presented were not material to our consolidated financial statements. At December 31, 2009 and 2008, we have recorded $5.1 million and $2.9 million, respectively, within accrued expenses and other liabilities on our consolidated balance sheets.

Other Plans

We provide an unfunded defined benefit pension plan to certain of our Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. Pension cost related to this plan was not material for the periods presented. At December 31, 2009 and 2008, no material obligations related to this plan were recorded on our consolidated balance sheets.

19. Deferred Compensation

In October of 2006, the compensation committee of our board of directors approved a Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our board of directors for the financial success of our Company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as defined in the IRC. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We recorded compensation expense of $0.6 million, $0.7 million, and $1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to the Bonus Plan. We made payments of $0.9 million in March of 2009 and $1.2 million in both March of 2008 and 2007. The balance of the award totaling $0.9 million will be paid in March of 2010, adjusted for employee forfeitures.

In December of 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of our board of directors for the financial success of our Company from its inception through the effective date of the award. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We funded an irrevocable trust for cash installments under this award, which are segregated from our assets and protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the participants. We recorded compensation expense of $5.7 million, $5.9 million, and $6.8 million for the years ended December 31, 2009, 2008, and 2007, respectively, under the cash recognition portion of the award. We made cash payments of $6.0 million and $7.4 million in March of 2009 and 2008, respectively, out of the irrevocable trust. The balance of the award totaling $5.8 million will be paid in March of 2010, adjusted for employee forfeitures. At December 31, 2009 and 2008, unamortized deferred compensation cost related to the assets held by the irrevocable trust totaling $1.3 million and $5.4 million, respectively, was recorded within prepaid expenses and other on our consolidated balance sheets and at December 31, 2008, $1.3 million was recorded within other long-term assets on our consolidated balance sheets. Information regarding restricted share awards is included in Note 17, "Share-Based Compensation."

20. Segment Reporting

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex and Prolastin constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and intermediate products, such as cryoprecipitate. Other non-product revenue primarily consists of royalties under collaborative agreements as described further in Note 7, "Collaborative and Other Agreements."

	Years Ended December 31,		
	2009	2008	2007
Product net revenue:			
Immunology/Neurology	$ 928,054	$ 781,408	$ 743,128
Pulmonology	319,080	316,495	276,538
Critical Care/Hemostasis	167,469	134,216	127,935
Other	93,151	102,431	49,085
Total product net revenue	1,507,754	1,334,550	1,196,686
Other revenue	25,455	39,742	21,823
Total net revenue	$ 1,533,209	$ 1,374,292	$ 1,218,509

In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Years Ended December 31,		
	2009	2008	2007
United States	$ 1,011,468	$ 906,376	$ 817,276
Canada	214,883	215,964	189,923
Europe	185,297	168,081	136,972
Other	121,561	83,871	74,338
Total net revenue	$ 1,533,209	$ 1,374,292	$ 1,218,509

We did not maintain significant long-lived assets outside of the United States at December 31, 2009 and 2008.

21. Earnings per Share

The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Years Ended December 31,		
	2009	2008	2007
Net income	$ 153,889	$ 65,797	$ 123,565
Less:			
Series A preferred stock undeclared dividends	(9,602)	(11,745)	(10,641)
Series B preferred stock undeclared dividends	(2,142)	(2,619)	(2,373)
Accretion of common stock put option	—	(308)	—
Net income available to common stockholders	$ 142,145	$ 51,125	$ 110,551
Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784
Basic net income per common share	$ 4.56	$ 39.01	$ 65.58

Pro forma basic income per common share (unaudited):	
Numerator:	
Net income	$ 153,889
Interest expense reduction due to debt repayment	5,555
Numerator for pro forma basic income per common share	$ 159,444
Denominator:	
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:	
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585
Denominator for pro forma basic income per common share	118,962,090
Pro forma basic income per common share (unaudited)	$ 1.34

The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Years Ended December 31,		
	2009	2008	2007
Net income	$ 153,889	$ 65,797	$ 123,565
Less accretion of common stock put option	—	(308)	—
Net income available to common stockholders	$ 153,889	$ 65,489	$ 123,565
Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784
Plus incremental shares from assumed conversions:			
Series A preferred stock	53,654,795	72,000,000	72,000,000
Series B preferred stock	10,318,354	13,846,320	13,846,320
Stock options and restricted shares	7,374,601	5,605,032	3,533,496
Dilutive potential common shares	102,514,363	92,761,800	91,065,600
Diluted net income per common share	$ 1.50	$ 0.71	$ 1.36

Pro forma diluted income per common share (unaudited):	
Numerator:	
Net income	$ 153,889
Interest expense reduction due to debt repayment	5,555
Numerator for pro forma diluted income per common share	$ 159,444
Denominator:	
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:	
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585
Stock options and restricted shares	7,374,601
Denominator for pro forma diluted income per common share	126,336,691
Pro forma diluted income per common share (unaudited)	$ 1.26

The pro forma earnings per common share calculations reflect an adjustment to net income for reduced interest expense as if the net primary proceeds to us from our IPO had been applied to repay our debt at the beginning of 2009, net of interest rate differences from the bond refinancing. The pro forma adjustment to the denominator reflects the impacts for the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock, and complete the IPO as if these events occurred at the beginning of 2009.

Options to purchase the following number of common shares at the following weighted average exercise prices were outstanding but excluded from the computation of diluted earnings per share because their exercise prices and assumed tax benefits upon exercise were greater than the average market price for the common shares during the period, so including these options would be anti-dilutive:

	Years Ended December 31,		
	2009	2008	2007
Number of common share options	2,168,730	2,016,000	1,073,192
Weighted average exercise price	$ 21.09	$ 21.25	$ 21.25

22. Other Consolidated Balance Sheet Information

Information regarding other accounts on our consolidated balance sheets is as follows:

	Years Ended December 31,	
	2009	2008
Accrued expenses and other liabilities:		
Accrued goods and services	$ 45,044	$ 51,449
Accrued payroll, bonuses, and employee benefits	73,983	72,662
Medicaid, commercial rebates, and chargebacks	30,771	16,544
Interest payable	9,111	11,350
Other	11,624	15,372
Total accrued expenses and other liabilities	$ 170,533	$ 167,377

23. Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

Cash paid for:

	Years Ended December 31,		
	2009	2008	2007
Interest, net of amounts capitalized [1]	$ 55,131	$ 87,213	$ 97,369
Income taxes	$ 56,849	$ 48,910	$ 12,027

[1] *Interest paid in the table above excludes payments related to our interest rate swap contracts, which amounted to $17.0 million and $9.2 million for the years ended December 31, 2009 and 2008, respectively. No amounts were paid related to our interest rate swap contracts during the year ended December 31, 2007.*

Changes in assets and liabilities, excluding the effects of business acquisitions:

	Years Ended December 31,		
	2009	2008	2007
Changes in:			
Accounts receivable	$ 8,575	$ (26,894)	$ (9,175)
Inventories	(57,452)	(92,856)	26,756
Prepaid expenses and other assets	7,987	(15,823)	164
Accounts payable	16,143	16,594	12,095
Interest payable	(2,239)	(1,957)	11,830
Accrued expenses and other liabilities	14,913	21,626	6,114
Deferred margin	(36)	(745)	(9,805)
Total	$ (12,109)	$ (100,055)	$ 37,979

Supplemental Schedule of Non-Cash Investing and Financing Activities

For the Year Ended December 31, 2009

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $4.9 million directly to property, plant, and equipment, net and capital lease obligations.

The common shares that we have issued to employees and members of our board of directors under our share-based compensation plans had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or "put," the shares of our common stock back to us at fair market value in the event of the participant's termination of service due to death or disability. In addition, we had the right to repurchase, or "call," the shares of our common stock upon a participant's termination of continuous service, as defined. We recorded a fair market value adjustment of $6.6 million related to the vested shares of our common stock to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet. Both our redemption rights and the participants' put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock totaling $39.9 million from obligations under common stock put/call option to permanent equity on our consolidated balance sheet.

We declared a dividend of $45.3 million related to our Series A and B preferred stock. In connection with our IPO, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock. In addition, 2,381,548 shares of our common stock were issued to settle the $45.3 million preferred stock dividend upon conversion of our Series A and B preferred stock.

We retired 251,108 shares of our common stock, which were repurchased from employees.

We reclassified a previously unrealized loss related to our interest rate swap contracts of approximately $23.3 million, net of income tax benefit of $14.2 million, to earnings as a result of their settlement and termination. In addition, we recorded other comprehensive income of $0.5 million. Additional information regarding the components of our comprehensive income is included in Note 2, "Summary of Significant Accounting Policies."

We entered into two plasma center development agreements related to buildings to be leased from an unaffiliated third party during 2008, for which we made the decision not to open as plasma collection centers during 2009. As a result, we recorded a loss on contract obligations of $3.4 million, which decreased our assets under capital leases.

For the Year Ended December 31, 2008

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $6.0 million directly to property, plant, and equipment, net and capital lease obligations.

We reclassified $1.6 million of long-lived assets related to two plasma collection centers, net of impairment charges of $0.8 million, to assets held for sale within prepaid expenses and other on our consolidated balance sheet.

As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $8.9 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

We issued shares of our common stock, which had an embedded put option, to IBR in connection with our 2006 business acquisition as described below. We recorded accretion of $0.3 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

We retired 2,215,880 shares of our common stock, of which 2,146,232 shares were repurchased from IBR and 69,648 shares were repurchased from employees.

We recorded other comprehensive loss of $11.8 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

For the Year Ended December 31, 2007

We entered into a capital lease agreement with an unaffiliated third party for the lease of a building. We recorded $0.9 million directly to property, plant, and equipment, net and capital lease obligations.

We issued 2,146,232 shares of our common stock to IBR as discussed in Note 5, "Business Acquisitions." We recorded the put value of the shares of $33.5 million in obligations under common stock put/call option on our consolidated balance sheet and the difference between the put value and the fair value of the common stock (on the issuance date) in additional paid-in capital on our consolidated balance sheet. We also recorded $37.0 million and $8.6 million in goodwill and other long-term assets, respectively, on our consolidated balance sheet, representing the fair value of the common shares issued to IBR. In addition, we recorded accretion of $1.6 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $2.1 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

We recorded other comprehensive loss of $11.7 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

We adopted new accounting guidance regarding the accounting for uncertainty in income taxes, which resulted in a charge of $0.7 million directly to accumulated deficit.

24. Subsequent Events

We evaluated all events and transactions that occurred after December 31, 2009 up through February 23, 2010, the date that we filed these audited consolidated financial statements with the U.S. Securities and Exchange Commission.

25. Selected Unaudited Quarterly Financial Data

The following table summarizes our unaudited quarterly financial results for the years ended December 31, 2009 and 2008. In our opinion, the quarterly financial results presented below have been prepared on the same basis as our annual audited consolidated financial statements.

	2009 Quarter Ended			
	March 31	June 30	September 30	December 31
Net revenue	$ 371,795	$ 375,570	$ 395,731	$ 390,113
Cost of goods sold	209,201	224,008	230,666	237,202
Gross profit	162,594	151,562	165,065	152,911
Operating expenses	88,963	81,023	95,655	95,511
Operating income	73,631	70,539	69,410	57,400
Total other non-operating (expense) income, net	(21,256)	54,582	(19,475)	(55,934)
Income before income taxes	52,375	125,121	49,935	1,466
Provision for income taxes	(18,940)	(41,849)	(14,125)	(94)
Net income	$ 33,435	$ 83,272	$ 35,810	$ 1,372
Earnings per share:				
Basic	$ 25.09	$ 47.42	$ 12.01	$ 0.01
Diluted	$ 0.36	$ 0.89	$ 0.38	$ 0.01

	2008 Quarter Ended			
	March 31	June 30	September 30	December 31
Net revenue	$ 305,203	$ 317,185	$ 350,492	$ 401,412
Cost of goods sold	206,720	209,785	211,856	253,796
Gross profit	98,483	107,400	138,636	147,616
Operating expenses	57,607	68,005	81,650	86,268
Operating income	40,876	39,395	56,986	61,348
Total other non-operating expense, net	(24,586)	(23,509)	(24,285)	(23,834)
Income before income taxes	16,290	15,886	32,701	37,514
Provision for income taxes	(6,725)	(6,412)	(12,147)	(11,310)
Net income	$ 9,565	$ 9,474	$ 20,554	$ 26,204
Earnings per share:				
Basic	$ 3.35	$ 4.94	$ 14.65	$ 19.40
Diluted	$ 0.10	$ 0.10	$ 0.22	$ 0.28

Earnings per share amounts for the 2009 and 2008 quarters and full years have been computed separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average shares outstanding during each quarter due to the effect of potentially dilutive securities only in the periods in which such effect would be dilutive.

Our net income for the second quarter of 2009 includes a $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. Our net income for the fourth quarter of 2009 includes a charge of $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. Additional information regarding our terminated merger agreement with CSL is included in Note 4, "Definitive Merger Agreement with CSL Limited (CSL)" and additional information regarding our refinancing transactions is included in Note 11, "Long-Term Debt and Capital Lease Obligations."

SELECTED FINANCIAL DATA

The following is a summary of our historical consolidated financial data and the combined financial data for Bayer Plasma, our business predecessor (the "Predecessor"), for the periods ended and at the dates indicated below. You are encouraged to read this information together with our audited consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

The historical consolidated financial data for the years ended December 31, 2009, 2008, and 2007 and as of December 31, 2009 and 2008 has been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The historical consolidated financial data for the year ended December 31, 2006 and for the period from our inception through December 31, 2005 and as of December 31, 2006, and 2005 has been derived from our audited consolidated financial statements, which are not included in this Annual Report. The historical combined financial data of our Predecessor for the three months ended March 31, 2005 and as of March 31, 2005 has been derived from our Predecessor's audited historical combined financial statements, which are not included in this Annual Report.

The historical combined financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

We believe that the comparability of our financial results between the periods presented in the table below is significantly impacted by the following items, many of which are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

- Financial impact related to our October 2009 IPO and refinancing transactions, including the repayment and termination of our First and Second Lien Term Loans; the issuance of our 7.75% Notes, the write-off of previously deferred debt issuance costs, and charges related to the settlement and termination of our interest rate swap contracts;
- Costs and non-operating income associated with our terminated merger agreement with CSL;
- Costs associated with our internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA);
- Costs associated with the development and vertical integration of our plasma collection center platform;
- Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center cGMP issue;
- Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;
- Costs associated with share-based compensation awards and special recognition bonuses;
- Costs associated with transition-related activities to establish an independent company apart from Bayer;
- Non-operating income and costs related to a litigation settlement with Baxter;
- Tax benefit due to the release of our deferred tax asset valuation allowance; and
- The recognition of unallocated negative goodwill resulting from our formation transaction.

	Predecessor	Successor				
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Years Ended December 31, 2006	2007	2008	2009
	(in thousands, except share and per share amounts)					
Income Statement Data:						
Net revenue:						
Product	$ 245,500	$ 654,939	$ 1,114,489	$ 1,196,686	$ 1,334,550	$ 1,507,754
Other	—	13,039	14,230	21,823	39,742	25,455
Total	245,500	667,978	1,128,719	1,218,509	1,374,292	1,533,209
Cost of goods sold	209,700	561,111	684,750	788,152	882,157	901,077
Gross profit	35,800	106,867	443,969	430,357	492,135	632,132
Operating expenses:						
SG&A	27,500	89,205	241,448	189,387	227,524	289,929
R&D	14,800	37,149	66,801	61,336	66,006	71,223
Total	42,300	126,354	308,249	250,723	293,530	361,152
(Loss) income from operations	(6,500)	(19,487)	135,720	179,634	198,605	270,980
Other non-operating (expense) income:						
Interest expense, net	—	(21,224)	(40,867)	(110,236)	(96,640)	(74,491)
Merger termination fee	—	—	—	—	—	75,000
Equity in earnings of affiliate	—	197	684	436	426	441
Loss on extinguishment of debt	—	—	(8,924)	—	—	(43,033)
Litigation settlement	—	—	—	12,937	—	—
(Loss) income before income taxes and extraordinary items	(6,500)	(40,514)	86,613	82,771	102,391	228,897
(Provision) benefit for income taxes	(5,100)	(2,251)	(2,222)	40,794	(36,594)	(75,008)
(Loss) income before extraordinary items	(11,600)	(42,765)	84,391	123,565	65,797	153,889
Extraordinary items:						
Gain (loss) from unallocated negative goodwill	—	252,303	(306)	—	—	—
Gain from settlement of contingent consideration due Bayer	—	13,200	3,300	—	—	—
Net (loss) income	$ (11,600)	$ 222,738	$ 87,385	$ 123,565	$ 65,797	$ 153,889
(Loss) income before extraordinary items per common share:						
Basic	$ (1.45)	$ (15.09)	$ (119.83)	$ 65.58	$ 39.01	$ 4.56
Diluted	$ (1.45)	$ (15.09)	$ (119.83)	$ 1.36	$ 0.71	$ 1.50
Cash dividends declared per common share:						
Basic	—	$ 8.37	$ 132.82	—	—	—
Diluted	—	$ 8.37	$ 8.61	—	—	—
Weighted average common shares outstanding:						
Basic	8,000,000	8,000,000	5,679,456	1,685,784	1,310,448	31,166,613
Diluted	8,000,000	8,000,000	5,679,456	91,065,600	92,761,800	102,514,363
Balance Sheet Data (at period end):						
Cash and cash equivalents	—	$ 10,887	$ 11,042	$ 73,467	$ 16,979	$ 65,239
Total assets	$ 1,040,800	$ 705,249	$ 903,474	$ 1,142,322	$ 1,307,399	$ 1,445,005
Long-term debt and capital lease obligations	—	$ 250,366	$ 1,102,920	$ 1,129,692	$ 1,194,205	$ 605,267
Redeemable preferred stock	—	$ 20,631	$ 110,535	$ 110,535	$ 110,535	—
Total parent's net investment/ stockholders' equity (deficit)	$ 943,600	$ 152,835	$ (528,980)	$ (390,757)	$ (316,725)	$ 582,154
Other Financial Data and Ratios (unaudited):						
Liters of plasma fractionated	905	2,493	2,983	2,650	3,240	3,569
Gross margin	14.6%	16.0%	39.3%	35.3%	35.8%	41.2%
Operating margin	(2.6)%	(2.9)%	12.0%	14.7%	14.5%	17.7%

STOCK MARKET INFORMATION

Our common stock, par value $0.01, has been listed on the NASDAQ Global Select Market under the symbol "TLCR" since October 1, 2009. Prior to that time, there was no public market for our common stock. The initial public offering price of our common stock on October 1, 2009, was $19.00 per share. The following table sets forth the range of the high and low market prices of our common stock for the period beginning on October 1, 2009 through December 31, 2009, as reported by the NASDAQ Global Select Market:

	2009	
	HIGH	LOW
TALECRIS STOCK		
Fourth Quarter	$23.44	$18.01

We currently do not anticipate paying cash dividends in the foreseeable future. A discussion of the financial covenants we must comply with in order to pay dividends is included in our "Management's Discussion and Analysis of financial condition and operating results" in this Annual Report, under the heading 'Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings'.

CUMULATIVE TOTAL RETURN

We have presented below the cumulative total return to our stockholders during the period from October 1, 2009, the date of our initial public offering of common stock, through December 31, 2009 in comparison to the cumulative return on the NASDAQ Composite Index and a peer group of companies during that same period. Our peer group consisted of 17 companies which are: Abbott Laboratories, Alcon Inc., Allergan Inc., Amgen Inc., Baxter International Inc., Bristol Myers Squibb Company, Covidien PLC, Edwards Lifesciences Corp., Eli Lilly & Company, GlaxoSmithKline PLC, Hospira Inc., King Pharmaceuticals Inc., Medtronic Inc., Merck & Company Inc., Pfizer Inc., Sanofi-aventis and Takeda Pharmaceutical Company. The results assume that $100 was invested on October 1, 2009 in our common stock, in the peer group, and in the index (including reinvestment of dividends). The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock. Information used in the graph was obtained from sources we believe to be reliable, but we are not responsible for errors or omissions in such information.


$120
$115
$110
$105
$100
$95
$90
$85
10/1/09
10/31/09
11/30/09
12/31/09
Talecris Biotherapeutics Holdings Corp.
NASDAQ Composite
Peer Group

STOCKHOLDER INFORMATION

There were approximately 100 holders of record of our common stock as of the close of business on February 10, 2010. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories. Talecris Holdings, LLC held approximately 49.9% of our outstanding common stock as of February 10, 2010.

Corporate Headquarters
Talecris Biotherapeutics
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, NC 27709

Registrar and Transfer Agent
American Stock Transfer and TrustCompany, Inc.
59 Maiden Lane
New York, NY 10038
(212) 936-5100

Independent Accountants
PricewaterhouseCoopers LLP
Raleigh, NC

Questions regarding lost stock certificates, address changes, and changes of ownership or name in which stock is held should be directed to our Registrar and Transfer Agent.

SEC Form 10-K
A copy of Talecris Biotherapeutics Holdings Corp.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to
Corporate Communications,
Talecris Biotherapeutics
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, NC 27709

Annual Meeting
Our annual meeting of stockholders is scheduled to be held on Tuesday, April 20, 2010, at 9:00 a.m. Eastern Time at The Carolina Inn, 211 Pittsboro Street in Chapel Hill, NC.

FOR MORE INFORMATION

Talecris Investor Relations
Phone: (919) 316-2300
Email: investor.relations@talecris.com

Talecris on the Internet: http://www.talecris.com

Unless otherwise stated or the context otherwise requires, references in this Annual Report to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. and its wholly owned subsidiaries.

Talecris
BIOTHERAPEUTICS

EXECUTIVE OFFICERS

Lawrence D. Stern
Chairman and
Chief Executive Officer

Joel E. Abelson
Senior Vice President
and General Manager,
Portfolio Management,
International Business

James R. Engle
Senior Vice President,
Information Technology

John F. Gaither, Jr.
Executive Vice President,
General Counsel and Secretary

John M. Hanson
Executive Vice President
and Chief Financial Officer

Kari D. Heerdt
Senior Vice President,
Human Resources

Mary J. Kuhn
Executive Vice President,
Operations

Thomas J. Lynch, JD, PhD
Senior Vice President,
Corporate Compliance
and Regulatory Affairs

Daniel L. Menichella
Senior Vice President,
Business Development

Bruce Nogales
Senior Vice President
and General Manager,
Talecris Plasma Resources

John R. Perkins
Senior Vice President
and General Manager,
Portfolio Management
and U.S. Business

Stephen R. Petteway, PhD
Executive Vice President,
Research and Development

BOARD OF DIRECTORS

Lawrence D. Stern
Chairman and
Chief Executive Officer
Committees: Executive (Chair),
Compliance

Stuart A. Auerbach
General Partner,
Ampersand Ventures
Committees: Audit, Executive

Richard A. Charpie, PhD
Managing General Partner,
Ampersand Ventures

Paul N. Clark
Former President
and Chief Executive Officer,
ICOS Corporation
Committees: Audit, Compensation

W. Brett Ingersoll
Sr. Managing Director and
Co-Head of Private Equity,
Cerberus Capital Management, LP
Committees: Compensation
(Chair)

James T. Lenehan
Former Vice Chairman,
Johnson & Johnson
Committees: Nominating and
Governance (Chair), Compliance

Kenneth J. Martin
Former Chief Financial Officer
and Vice Chairman, Wyeth
Committees: Audit (Chair),
Executive

Steven F. Mayer
Managing Director,
Cerberus California, LLC
Co-Head of Private Equity
Cerberus Capital Management, LP
Committees: Executive

Dean Jonathan Mitchell
Former President and
Chief Executive Officer,
Alpharma Inc.
Committees: Compensation,
Nominating and Governance

Ruedi E. Waeger, PhD
Former President and
Chief Executive Officer,
Aventis Behring LLC
Committees: Compliance (Chair),
Nominating and Governance

INSPIRATION. DEDICATION. INNOVATION.

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Talecris Biotherapeutics 4101 Research Commons 79 T.W. Alexander Drive Research Triangle Park, NC 27709

www.talecris.com